Filed Pursuant to Rule 424 B(1)

Registration No. 333-109909

4,846,000 Shares

Westinghouse Air Brake Technologies Corporation

Common Stock

The selling stockholders are offering 4,846,000 shares. Westinghouse Air Brake Technologies Corporation will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock trades on the New York Stock Exchange, which we refer to as the NYSE, under the trading symbol “WAB.” On November 10, 2003, the closing price of our common stock on the NYSE was $14.68 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on  page 15.

We have granted the underwriters the right to purchase up to an additional 726,900 shares to cover over-allotments.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$14.68	$0.734	$13.946
Total	$71,139,280	$3,556,964	$67,582,316

Delivery of the shares of common stock will be made on or about November 14, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

Credit Suisse First BostonMorgan Stanley

BB & T Capital MarketsMorgan Keegan & Company, Inc.

The date of this prospectus is November 10, 2003.

In this prospectus, “we,” “us,” “our” and “Wabtec” refer to Westinghouse Air Brake Technologies Corporation and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the common stock. It is important for you to read and consider all information contained and incorporated by reference in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains or incorporates statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, identify forward-looking statements. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described below and in the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made or incorporated in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference into this prospectus might not occur.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and Industry Conditions

•	materially adverse changes in economic or industry conditions generally or in the markets served by us, including North America, South America, Europe, Australia and Asia;

•	demand for freight cars, locomotives, passenger transit cars, buses and related products and services;

•	reliance on major original equipment manufacturer customers;

•	original equipment manufacturers’ program delays;

•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;

•	recovery in our industry, and in particular orders, either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;

•	consolidations in the rail industry;

•	continued outsourcing by our customers;

•	industry demand for faster and more efficient braking equipment; or

•	fluctuations in interest;

Operating Factors

•	supply disruptions;

•	technical difficulties;

•	changes in operating conditions and costs;

•	successful introduction of new products;

•	labor relations;

•	completion and integration of acquisitions; or

•	the development and use of new technology;

Competitive Factors

•	the actions of competitors;

Political/Governmental Factors

•	political stability in relevant areas of the world;

•	future regulation/deregulation of our customers and/or the rail industry;

•	levels of governmental funding on transit projects, including for some of our customers;

•	political developments and laws and regulations; or

•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental, asbestos-related matters and pension liabilities; and

Transaction or Commercial Factors

•	the outcome of negotiations with partners, governments, suppliers, customers or others.

Statements in this prospectus speak only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and notes to those financial statements and other information included elsewhere and incorporated by reference in this prospectus.

Our Company

We are one of the largest providers in North America of value-added, technology-based equipment and services for the global rail industry. We believe we hold a greater than 50% market share in North America for our primary braking-related equipment and a number 1 or number 2 position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. Our primary products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. We are a “Tier-1” supplier, with approximately 46% of our net sales in 2002 made directly to Original Equipment Manufacturers (OEMs), such as GE Transportation Systems (GETS), the Electro-Motive Division of General Motors Corporation (EMD), Bombardier Transportation and Trinity Industries, Inc. In 2002, approximately 84% of our net sales were to customers in North America. For the twelve months ended June 30, 2003, our net sales and EBITDA, as defined, see page 25, were $683.4 million and $66.7 million, respectively. Net income and earnings per diluted share for the twelve months ended June 30, 2003 were $20.3 million and $0.47, respectively.

We provide our products and services through two principal business segments, the Freight Group and the Transit Group. The Freight Group manufactures and services components for new and existing freight cars and locomotives, while the Transit Group does the same for passenger transit vehicles, typically subways and buses. Both business segments serve OEMs and provide aftermarket services. In 2002, the Freight Group accounted for 64% of our total net sales, and the Transit Group accounted for the remaining 36%. In 2002, the Freight Group generated 34% of its net sales from OEMs and Class I railroads and 66% of its net sales from the aftermarket, while the Transit Group generated 69% of its net sales from OEMs and 31% of its net sales from the aftermarket. A summary of our leading product lines across both of our business segments is outlined below.

•      Brakes and related components

•      Brake assemblies

•      Draft gears, couplers and slack adjusters

•      Air compressors and dryers

•      Railway electronics, including event recorders, control and monitoring equipment, and end of train devices

•      Friction products

•      Rail and bus door assemblies

•      Heat exchangers and cooling systems

•      Sanitation systems and locomotive refrigerators

•      Switcher and commuter locomotives

•      Heating, ventilation and air conditioning systems

We manufacture, sell and service high-quality electronics for railroads in the form of on-board systems and braking for locomotives and freight cars. We design our products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Recently, we have concentrated our new product development on extending electronic technology to braking and control systems.

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation. Our new product development effort has focused on electronic technology for brakes and controls. Over the past several years, we introduced a number of significant new products including electronic brakes and Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols. The Transit Group also focuses on new product development and has introduced a number of new products during the past several years. Supported by our technical staff of over 500 engineers, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers. We currently own over 2,000 patents worldwide, 500 domestic patents, and over the last three years, we have filed for more than 150 U.S. patents in support of our evolving product lines.

Industry Environment

We expect increased demand for our products as the U.S. economy recovers, government transit spending increases and Class I railroads, utilities and leasing companies begin to reinvest in their fleets after deferring capital spending during the difficult U.S. economic environment since 2001. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by better-than-expected freight car orders and backlog. For example, freight car deliveries increased to 8,251 in the third quarter of 2003, an increase of 12% over the prior quarter and up 68% over the prior year. The table below demonstrates the improving trends in the freight car segment of the rail industry:

	Number of Freight Cars
	Orders	Deliveries	Backlog
First quarter 2002	2,637	3,855	6,443
Second quarter 2002	6,973	4,155	9,281
Third quarter 2002	10,135	4,925	14,491
Fourth quarter 2002	8,712	4,801	18,402
First quarter 2003	11,767	6,614	24,055
Second quarter 2003	16,693	7,365	33,383
Third quarter 2003	6,726	8,251	31,858

Source: Railway Supply Institute.

In mid-2002, Metropolitan Transit Authority of New York awarded a $1.0 billion contract to ALSTOM Transportation Inc., in partnership with Kawasaki Rail Car, Inc., for the production of 660 transit cars with the option for an additional 1,040 cars priced at $1.4 billion, making it the largest such contract in New York City history. The cars are expected to be delivered beginning in 2006. WABCO Transit, a Wabtec division, has recently been awarded the contract, valued at $60 million, to be the exclusive supplier of brakes, couplers and current collectors for the base order of 660 cars. If New York City exercises the option for the additional 1,040 cars, the total value of this order could be $150 million. Design work on the contract has already started, with prototypes to be delivered in 2004. In addition, we continue to negotiate to supply door assemblies for the cars. Under previous contracts with Kawasaki Rail Car, Inc. and Bombardier Transportation, which were completed in 2002, we were the exclusive provider of brakes, doors, current collectors and couplers to 1,630 transit cars for the Metropolitan Transit Authority of New York.

Separately, the U.S. Federal Government is considering a new proposal that would provide transportation funding of $7.2 billion in fiscal 2004, with 2% annual increases through 2009.

See “Risk Factors-Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc., which is a substantial customer of ours, could affect our future business results.”

Competitive Strengths

Our key strengths include:

•

Leading market positions in core products.    Dating back to 1869 and George Westinghouse’s invention of the straight air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking system components to supplying integrated parts and assemblies for the locomotive through to the end-of-train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, highly engineered compressors and heat exchange systems for locomotives and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, brake shoes and electronic end-of-train devices. Additionally, we are a leading provider of complete door assemblies and couplers for passenger and transit vehicles. Wabtec has a market share of approximately 50% in North America for our braking-related equipment and has a number 1 or number 2 position in North America for most of its other product lines.

•	Breadth of product offering with a stable mix of OEM and aftermarket business. We believe our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. In addition, our existing installed base provides us with a competitive advantage in serving the aftermarket, as customers usually prefer the original product manufacturer to provide service and maintenance on products they purchase. Over the last several years, approximately 50% of our total net sales have come from our aftermarket products and services business.

•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice. With over 500 domestic patents and approximately 2,000 worldwide, our dedicated staff of over 500 engineers has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the federal transit authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the profitability of our customers, but also to improve the overall safety of the railways through continuous product improvement.

•	Significant barriers to entry. We believe that there are a number of company and industry-specific factors that represent meaningful barriers to entry:

•	Proprietary product offering. We have an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provide us with a competitive advantage.

•	Substantial installed base. We believe our installed base presents a meaningful barrier to entry in both the new product market and the aftermarket. As OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, new products must be designed to be interoperable with existing equipment. We believe our dedicated research and development staff and our comprehensive product offering enable us to leverage our installed base to maintain our leadership position with OEMs and the Class I railroads. Similarly, we believe our substantial installed base makes us a preferred supplier in the aftermarket, as end-users typically prefer to source performance and safety-related replacement parts and service from the original product supplier.

•	Regulatory nature of the rail industry. Oversight of the rail industry is governed by a number of federal regulatory agencies, including the National Transportation Safety Board (NTSB), the Federal Railroad Administration (FRA) and the Association of American Railroads (AAR). These groups mandate rigorous manufacturer certification and new product testing and approval processes that we believe are difficult for new entrants to meet cost-effectively and efficiently without the scale and extensive experience we possess.

•	Experienced management team. Our management team has over 150 years of combined experience with the Company, and has implemented numerous initiatives that have enabled us to manage the sharp cyclical downturn in the rail supply market in 2001 and 2002. Our management team has implemented the Wabtec Quality and Performance System (QPS), an ongoing program that focuses on “lean manufacturing” principles and continuous improvement across all aspects of our business. In addition, in 2001, we completed a plan to eliminate excess manufacturing capacity by closing several facilities, realigning operations, reducing head count and divesting certain non-core assets. Since 2000, we have also reduced our debt by approximately $350 million, lowering our percentage of net debt to book capitalization from 73% at December 31, 2000 to 42% at September 30, 2003. Through these kinds of initiatives, our management team has improved our cost structure, operating leverage and financial flexibility and placed us in an excellent position to benefit from growth opportunities in an improving operating environment.

Business Strategy

Our primary goal is to gain market share and operate efficiently by executing the following four-point plan:

•	Expand systems offerings as “Tier-1” supplier. We are currently a “Tier-1” supplier to OEMs in certain markets but we desire to expand our business with these customers to become an even more integral part of their operations. We plan to focus on integrating our electronic, pneumatic and mechanical technologies within and across business units and combining them as a complete package. Increasingly, customers will be able to purchase complete assemblies from us, rather than purchasing individual components from multiple suppliers. This will likely improve reliability and reduce product integration issues. We expect this capability to strengthen our position against competitors that do not have the breadth and depth of our product line. In addition, we will have the opportunity to service these assemblies in the aftermarket as they require replacement, upgrade or repair. In this way, we expect to increase the installed base of our products over time.

•	Accelerate new product and service development. During the recent industry downturn, we maintained research and development spending at historical levels and continued to fund major development projects, and we will continue to emphasize research and development to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits for relatively low investments. In addition, we are focused on expanding the level and type of aftermarket services that we currently provide to customers. In this way, we expect to take advantage of the industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people, rather than maintaining and servicing their equipment.

•	Expand globally. Our net sales outside of North America totaled 16% in fiscal year 2002, and we believe that international markets represent a significant opportunity for future growth. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees, and joint ventures with railway suppliers having a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, China, India, Russia, South Africa, South America and select areas within Europe.

•	Continuous improvement through lean principles. We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through QPS and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, we expect these lean initiatives to enable us to increase profit margins, which would improve cash flow and strengthen our ability to invest in new product and service programs.

Industry Overview

Our operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. In global freight rail markets, rail traffic, in terms of revenue ton-miles (defined as weight times distance traveled by Class I railroads) and carloadings, is a key factor underlying the demand for our products and services. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which results in the purchase of new, more efficient equipment. In global transit markets, government investment in public transportation and ridership levels are key factors underlying the demand for our products and services.

Demand for North American locomotive and freight car products is driven by a number of factors, including:

•	Rail traffic revenue ton-miles and carloadings. In 2002, revenue ton-miles increased approximately 1% and car loadings decreased approximately 1% compared to 2001, which we believe reflects North America’s relatively slow economic growth during the year. In response to the slow economy and little growth in rail traffic, we believe railroads deferred maintenance on some of the existing locomotives and freight cars in their fleets, which reduced our aftermarket sales. As the economy and rail traffic strengthen, we expect that railroads may return to a more typical pattern of maintenance spending.

•	OEM demand for new locomotives. Currently, the active locomotive fleet in the North American market numbers approximately 20,000 units. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually. In 2002, deliveries of new, heavy-haul locomotives were 969, down from 1,085 in 2001. In 2003, we expect the industry to deliver about 700 new locomotives. Our expectation is that the locomotive market will exceed 1,000 units in 2004 as railroads opt to purchase new units before stricter U.S. federal government emissions standards take effect in January 2005.

•	OEM demand for new freight cars. Currently, the active freight car fleet in North America numbers approximately 1.3 million units. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In 2002, new freight car deliveries were substantially below the 10-year average for the second consecutive year (17,736, compared to 34,247 in 2001), which we believe was due to abnormally high purchases in 1998-99 (about 75,000 units each year). Year to date results indicate that about 30,000 new cars will be delivered this year, well below average and below the 40,000 units we view as a normal replacement demand. It is our belief that the delivery rate for the next several years may increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase and maintain safety and efficiency.

Demand for North American transit products is driven by a number of factors, including:

•	Replacement, building and/or expansion programs of transit authorities. These programs are funded in part by national and local government programs. Currently, the U.S. federal government is considering a new spending proposal, known as SAFETEA, that would provide federal funding for transit projects for the fiscal years 2004-09. Although the amount of future funding is yet to be finalized, the current proposal calls for a funding level of about $7.2 billion in fiscal 2004 (about the same as in fiscal year 2003), with annual increases of about 2% per year through fiscal 2009. The amount of funding in the legislation will have an impact on the capital spending plans of transit authorities. In recent years, strong U.S. federal funding for transit projects has served as a countercyclical balance during the downturn in our freight rail markets.

The average annual number of new transit car deliveries over the past 10 years was about 600 units. Due to strong funding levels under previous federal legislation, transit authorities, particularly in New York City, have increased purchases of new vehicles in recent years. In 2002, for example, we believe 1,230 new transit cars were delivered. In 2003, we expect transit car deliveries to be about 700 units, reflecting the completion of a major order by the Metropolitan Transportation Authority of New York, which owns about 40% of the transit vehicles in North America. In late 2002, New York City placed another major order for new subway cars, with deliveries expected to begin in 2006. As a result, management expects the annual transit vehicle delivery rate to be in the range of 500-800 units for the next several years.

•	Ridership levels. Ridership on U.S. transit vehicles increased steadily from 1995-2001. In 2002, ridership decreased for the first time since 1995 due to higher unemployment levels in the U.S. The lower ridership level, as well as government funding cutbacks, negatively impacted aftermarket spending in 2002 and that trend has continued in 2003. We believe, however, that the current underspending will create a pent-up demand for maintenance and service work if ridership and funding levels increase in future years.

Recent Developments

(Dollars in thousands, except per share amounts) (Unaudited)	Third Quarter 2002	Third Quarter 2003	For the First Nine Months 2002	For the First Nine Months 2003
Net sales	$161,422	$167,189	$518,555	$511,568
Income before cumulative effect of accounting change	3,890	5,603	10,934	16,812
Net income (loss)	3,890	5,603	(50,729)	16,812

Earnings Per Diluted Share
Income before cumulative effect of accounting change	$0.09	$0.13	$0.25	$0.38
Net income (loss)	$0.09	$0.13	$(1.16)	$0.38

On October 15, 2003, we announced our earnings for the period ended September 30, 2003.

In the 2003 third quarter, Wabtec had earnings per diluted share of $0.13, compared to $0.09 in the 2002 third quarter, on net income of $5.6 million compared to net income of $3.9 million in the prior year’s quarter. For the first nine months of 2003, Wabtec had earnings per diluted share of $0.38 on net income of $16.8 million before the accounting change for goodwill, compared to earnings per diluted share of $0.25 on net income of $10.9 million before the accounting change for goodwill for the first nine months of 2002.

Our net sales for the three months and nine months ended September 30, 2003 were approximately $167.2 million and $511.6 million, respectively. This compares to net sales for the same periods in the prior fiscal year of $161.4 million and $518.6 million, respectively.

Net sales for our Freight Group in the quarter ended September 30, 2003 totaled approximately $124.4 million, which is approximately $17.3 million more than the Freight Group’s net sales for the quarter ended September 30, 2002 of $107.1 million. We believe the 16% increase in net sales is primarily due to higher sales of components for new freight cars and higher sales of commuter locomotives.

Net sales for the Transit Group in the quarter ended September 30, 2003 were approximately $42.8 million, which is approximately $11.5 million less than the Transit Group’s net sales for the quarter ended September 30, 2002 of $54.3 million. We believe the 21% decrease is primarily attributable to lower aftermarket sales. As discussed above under “Industry Environment” on page 6, WABCO Transit has recently been awarded a contract valued at $60 million, to supply brakes, couplers and current collectors for New York City subway cars to be built by ALSTOM Transportation Inc. in partnership with Kawasaki Rail Car, Inc.

During the quarter, Wabtec generated EBITDA of approximately $17.7 million compared to EBITDA of approximately $17.2 million generated in the same quarter of last year. A reconciliation of EBITDA to net income follows:

	Third Quarter
(Dollars in thousands)	2002	2003
Net Income	$3,890	$5,603
Interest Expense	4,943	2,433
Income Tax Expense	2,068	3,190
Depreciation	4,842	5,404
Amortization	1,412	1,084

EBITDA	$17,155	$17,714

The Offering

Common Stock offered by the selling stockholders	4,846,000 shares

Common Stock to be outstanding after the offering	43,762,694 shares

Use of proceeds	Any proceeds received by Wabtec from the sale of over-allotment shares pursuant to the option granted to the Underwriters will be used for general corporate purposes.

New York Stock Exchange Symbol	WAB

Investing in our common stock involves risk. See “Risk Factors” beginning on page 15.

The above information regarding shares outstanding is based on the number of shares outstanding as of October 20, 2003. The number of shares outstanding includes 5,375,547 shares subject to outstanding stock options as of October 20, 2003 at a weighted average exercise price of $13.05 per share.

If the underwriters exercise their over-allotment option in full, common stock outstanding immediately after this offering will be 44,489,594.

The selling stockholders purchased the shares being offered in March 1997 from a former principal stockholder of Wabtec. The selling stockholders desire to sell their shares as part of an ongoing plan to achieve liquidity on their investments. Following discussions with us they agreed to sell pursuant to this offering so as to have their sales occur in an orderly manner. The selling stockholders have registration rights with respect to their shares which were granted to them in 1997. See page 47.

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec, is a Delaware corporation. Our principal executive offices are located at 1001 Air Brake Avenue, Wilmerding, PA 15148 and our telephone number at that address is (412) 825-1000. Our website is located at www.wabtec.com. The information on our website is not part of this prospectus.

Dividends

Our current dividend is $0.04 per share per year.

Summary Financial Data

The following summary financial data for the fiscal year ended December 31, 2002 was derived from our audited financial statements which have been audited by Ernst & Young LLP, whose report is incorporated by reference into this prospectus. Such information is contained in and should be read in conjunction with the financial statements and accompanying notes included in our Annual Report on Form 10-K for such year, as amended by our Current Report on Form 8-K filed on October 22, 2003. Our consolidated financial statements and schedules for the years ended December 31, 1998, 1999, 2000 and 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, we are unable to obtain a consent to incorporate their report into this prospectus. The summary financial data for the six months ended June 30, 2002 and the six and twelve months ended June 30, 2003 was derived from our unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and results of our operations for these periods. Operating results for the six and twelve months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2003. The six month data should be read in conjunction with our Quarterly Reports on Form 10-Q for such periods.

	Year ended December 31,					Six months ended June 30,		Twelve months ended June 30,
(Dollars in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Statement of operations:
Net sales(a)	$790,672	$844,079	$811,178	$783,698	$696,195	$357,133	$344,379	$683,441
Gross profit(b)	249,166	274,910	235,662	209,926	179,471	90,136	92,838	182,173
Merger and restructuring charge(c)	—	(42,903)	(18,202)	(3,723)	—	—	—	—
Income from operations(d)	117,320	87,752	77,791	54,058	47,534	23,767	26,143	49,910
Interest expense(e)	(38,228)	(44,109)	(43,649)	(33,501)	(18,072)	(10,889)	(4,797)	(11,980)
Income from continuing operations before income taxes and cumulative effect of accounting change(f)	90,315	44,071	37,918	18,427	23,904	11,373	17,537	30,068
Income tax expense(e)	(31,908)	(20,887)	(18,718)	(4,465)	(7,594)	(3,981)	(6,401)	(10,014)
Income from continuing operations before cumulative effect of accounting change	58,407	23,184	19,200	13,962	16,310	7,392	11,136	20,054
Income before cumulative effect of accounting change for goodwill(g)	73,851	36,623	25,393	61,780	16,184	7,044	11,209	20,349
Net income (loss)(h)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(54,619)	$11,209	$20,349
Earnings per share:
Continuing operations
Basic	$1.37	$0.54	$0.45	$0.33	$0.37	$0.17	$0.26	$0.46
Diluted	$1.32	$0.52	$0.45	$0.32	$0.37	$0.17	$0.26	$0.46
Net Income (Loss)
Basic	$1.73	$0.85	$0.59	$1.44	$(1.05)	$(1.26)	$0.26	$0.47
Diluted	$1.67	$0.83	$0.59	$1.43	$(1.04)	$(1.25)	$0.26	$0.47
Weighted Average Common Shares Outstanding:
Basic	42,750	43,287	43,318	42,949	43,291	43,239	43,462	43,411
Fully Diluted	44,141	44,234	43,382	43,198	43,617	43,592	43,685	43,680
Balance sheet data at end of period:
Total assets	$967,382	$966,676	$984,047	$729,952	$588,865	$705,228	$610,174	$610,174
Total debt	573,615	568,587	540,197	241,870	195,151	240,884	181,803	181,803
Total shareholders’ equity	144,076	181,878	196,371	245,271	199,262	257,146	219,451	219,451

	Year ended December 31,					Six months ended June 30,		Twelve months ended June 30,
(Dollars in thousands, except per share amounts)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Statement of cash flows data:
Net cash provided (used) by operating activities	$73,411	$77,389	$60,214	$119,097	$15,658	$(9,896)	$11,411	$36,965
Net cash provided by (used for) investing activities	(243,795)	(66,371)	(21,485)	227,413	(10,817)	(5,617)	(5,472)	(10,672)
Net cash provided by (used for) financing activities	161,941	(11,733)	(38,009)	(297,187)	(44,054)	75	(13,664)	(57,793)
Other data:
EBITDA, as defined(i)	$174,232	$134,911	$120,176	$132,807	$67,363	$34,927	$34,256	$66,692
Capital expenditures	$39,084	$24,067	$23,173	$20,674	$14,137	$5,897	$5,364	$13,604
Freight car builds	75,685	74,223	55,821	34,247	17,736	8,010	13,979	23,705
Locomotive builds	1,275	1,477	1,397	1,085	969	NA	NA	NA

(a)	Net sales decreased in 2001 and 2002 primarily due to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group.
(b)	In 2000, gross profit included charges for the merger and restructuring plan of $2.0 million and a legal settlement of $2.0 million.
(c)	In 2001, we completed a merger and restructuring plan with charges totaling $71.0 million pretax, with approximately $2.0 million of the charge expensed in 2001, $20.0 million in 2000 and $49.0 million in 1999. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to us. We began and completed a new restructuring plan for the Transit rail business in 2001. The new restructuring plan involved operational realignment and related workforce reductions. The charges for this totaled approximately $2.0 million pre-tax. Operations in 2002 still included much of the cost of integration in normal operations. The $2.0 million charge in 2001 also included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 110 employees.
(d)	In 2001, includes charges for asset writedowns of $9.3 million consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, and severance costs of $1.7 million. Goodwill amortization was $6.9 million and $7.0 million in 2000 and 2001, respectively. There was no goodwill amortization in 2002.
(e)	In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which, among other things, eliminates the requirement to report certain extinguishments of debt as extraordinary items. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The provisions of this Statement were required to be adopted by the Company on January 1, 2003. In connection with the 6 7/8% senior notes offering, the Company adopted SFAS No. 145 effective January 1, 2003. Accordingly, the loss in extinguishment of debt of approximately $5.3 million (net of tax provision of approximately $2.0 million) in 1998, $1.3 million (net of tax provision of approximately $800,000) in 1999 and $1.2 million (net of tax provision of approximately $648,000) in 2002, all previously recorded as extraordinary items, have been reclassified as interest and income tax expense in the accompanying consolidated statements of operations and in other financial information.
(f)	In 2000, includes a gain on asset sales of $4.4 million. In 2001, includes a gain on asset sales of $685,000.

(g)	Reflects the gain on the sale of certain assets to GE Transportation Systems in 2001 and the writedown of other assets the company decided to exit.
(h)	Includes the items noted above, as well as the following: In 2000, a write-off of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 2001, a $2.0 million tax benefit for research and development tax credits. In 2002, a $61.7 million, net of tax, cumulative effect of accounting change for goodwill (which occurred in the quarter ended March 31, 2002).
(i)	“EBITDA” is defined as net income plus income taxes, interest expense, depreciation and amortization and cumulative effect of accounting change. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our ability to incur and service debt. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

EBITDA is derived from the statements of income as follows:

			Year ended December 31,			Six months ended June 30,		Twelve months ended June 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Net income (loss)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(54,619)	$11,209	$20,349
Cumulative effect of accounting change for goodwill, net of tax	—	—	—	—	61,663	61,663	—	—
Income tax expense	31,908	20,887	18,718	4,465	7,594	3,981	6,401	10,014
Interest expense	38,228	44,109	43,649	33,501	18,072	10,889	4,797	11,980
Depreciation and amortization	30,245	33,292	32,416	33,061	25,513	13,013	11,849	24,349

EBITDA(1)	$174,232	$134,911	$120,176	$132,807	$67,363	$34,927	$34,256	$66,692

(1)	EBITDA, as presented above, includes the following items:

			Year ended December 31,			Six months ended June 30,		Twelve months ended June 30,
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003	2003
						(unaudited)		(unaudited)
Income from discontinued operations, net of tax	$15,444	$13,439	$6,193	$6,360	$403	$181	$73	$295
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	41,458	(529)	(529)	—	—
Other income (expense), net	11,223	428	3,776	(2,130)	(5,558)	(1,505)	(3,809)	(7,862)

	$26,667	$13,867	$9,969	$45,688	$(5,684)	$(1,853)	$(3,736)	$(7,567)

RISK FACTORS

You should carefully consider the risks below before making an investment decision. The risks described below are not the only ones facing us. Risks not presently known to us or that we currently consider immaterial may also impact us. Any of these risks could materially adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Risks Related to Our Business

Our revenues are subject to cyclical variations in the railway and passenger transit markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions, the level of use of alternate methods of transportation and the levels of federal, state and local government spending on railroad transit projects. In economic downturns, railroads have deferred, and may continue to defer, certain expenditures in order to conserve cash in the short term. Reductions in freight traffic may reduce demand for our replacement products.

The passenger transit railroad industry is also cyclical. New passenger transit car orders vary from year to year and are influenced greatly by major replacement programs and by the construction or expansion of transit systems by transit authorities. A substantial portion of our net sales has been, and we expect that a material portion of our future net sales may be, derived from contracts with metropolitan transit and commuter rail authorities and Amtrak. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond our control, such projects may be delayed or cancelled, resulting in a potential loss of business for us, including transit aftermarket and new transit car orders. For example, for the quarter ended September 30, 2003, sales in our Transit Group decreased by 21% primarily due to lower aftermarket sales. A substantial portion of our transit business is dependent upon aftermarket sales. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, us. In addition, even if an economic recovery occurs, there can be no assurance that demand for our products will match or exceed historical levels.

We are dependent upon key customers.

We rely on several key customers who represent a significant portion of our business. For the fiscal year ended December 31, 2002, our top five customers accounted for 30% of our net sales and our top customer, Bombardier Transportation, accounted for 11% of our net sales. Our top five customers have remained essentially the same over the past three years. While we believe our relationships with our customers are generally good, our top customers could choose to reduce or terminate their relationships with us. In addition, many of our customers place orders for products on an as needed basis and operate in cyclical industries and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, results of operations and financial condition if we lost any one or more of our key customers or if there is a reduction in their demand for our products.

Our business operates in a highly competitive industry.

We operate in a competitive marketplace and face substantial competition from a limited number of established competitors in the United States and abroad, some of which may have greater financial resources than us. Price competition is strong and, coupled with the existence of a limited number of cost conscious purchasers, has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. There can be no assurance that competition in one or more of our markets will not adversely affect us and our results of operations.

We intend to pursue future acquisition strategies that involve a number of inherent risks, any of which may cause us not to realize anticipated benefits.

One aspect of our business strategy is to selectively pursue acquisitions, joint ventures and other business combinations that we believe will improve our market position and realize operating synergies, operating expense reductions and overhead cost savings. Acquisitions, joint ventures and other business combinations involve inherent risks and uncertainties, any one of which could have a material adverse effect on our business and results of operations, including:

•	difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;

•	diversion of management attention from other business concerns;

•	the assumption of unknown liabilities; and

•	unanticipated changes in the market conditions, business and economic factors affecting such an acquisition.

We cannot assure you that we will be able to consummate any future acquisitions, joint ventures or other business combinations. If we are unable to identify suitable acquisition candidates or to consummate synergistic and strategic acquisitions, we may be unable to fully implement our business strategy and our business and results of operations may be adversely affected as a result. In addition, our ability to engage in strategic acquisitions will be dependent on our ability to raise substantial capital, and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all.

As we introduce new products and services, a failure to predict and react to consumer demand could adversely affect our business.

We have dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. There can be no assurance that any new products that we develop will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors.

Prolonged unfavorable economic and market conditions could adversely affect our business.

Unfavorable general economic and market conditions in the United States and internationally (including as a result of terrorist activities and the military response by the United States and other countries) could have a negative impact on our sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected.

A growing portion of our sales may be derived from our international operations, which exposes us to certain risks inherent in doing business on an international level.

In fiscal year 2002, 16% of our consolidated net sales were derived from sales outside of North America and we intend to expand our international operations in the future. We currently conduct our international operations through a variety of wholly and majority-owned subsidiaries and joint ventures in Australia, Canada, China, France, India, Italy, Mexico and the United Kingdom. As a result, we are subject to various risks, any one of which could have a material adverse effect on those operations and on our business as a whole, including:

•	lack of complete operating control;

•	lack of local business experience;

•	currency exchange fluctuations and devaluations;

•	foreign trade restrictions and exchange controls;

•	difficulty enforcing agreements and intellectual property rights;

•	the potential for nationalization of enterprises; and

•	economic, political and social instability and possible terrorist attacks against American interests.

In addition, certain jurisdictions have laws that limit the ability of non-U.S. subsidiaries and their affiliates to pay dividends and repatriate cash flows.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

In the ordinary course of business, we are exposed to increases in interest rates that may adversely affect funding costs associated with our variable-rate debt and changes in foreign currency exchange rates. We may seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Any material changes in interest or exchange rates could result in material losses to us. For the quarter ended September 30, 2003, our gross margins were negatively impacted by the unfavorable effects of foreign exchange rates on our Canadian operations. Based on our September 30, 2003 capital structure, we do not believe we have any material exposure to changes in interest rates.

We may have liability arising from asbestos litigation.

Actions have been filed against us and certain of our affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Since 2000, the number of such claims has increased. Most of these claims have been made against our wholly-owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC before we acquired American Standard Inc.’s (ASI) 50% interest in RFPC in 1990. We acquired the remaining interest in RFPC in 1992. These claims include a suit against RFPC by ASI seeking contribution and indemnity for asbestos claims brought against ASI that ASI alleges claim exposure to RFPC’s products.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retained the liabilities for the asbestos-containing products at issue. Neither we nor our affiliates have to date incurred material costs related to these asbestos claims. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated with certainty.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of federal, state and local environmental laws and regulations. Although we believe we are in material compliance with all of the various regulations applicable to our business, there can be no assurance that we are at all times in compliance with such requirements. There can be no assurance that we will not incur significant environmental costs in the future to comply with such requirements. If we violate or fail to comply with these regulations, we could be fined or otherwise sanctioned by regulators. In addition, these requirements are complex, change frequently and may become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business.

Our manufacturer’s warranties may expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products. Accordingly, we are subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers’ specifications. In addition, in recent years, we have introduced a number of new products for which we do not have the same level of historical warranty experience. Although we have not had any material product liability or warranty claims made against us and we currently maintain liability insurance coverage, we cannot assure you that product liability claims, if made, would not exceed our insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

Labor disputes may have a material adverse effect on our operations and profitability.

We collectively bargain with eleven labor unions that represent approximately 35% of our employees. Our current collective bargaining agreements expire in 2004, 2005 and 2006. Failure to reach an agreement could result in strikes or other labor protests which could disrupt our operations. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. We cannot assure you that we will reach any such agreement or that we will not encounter strikes or other types of conflicts with the labor unions of our personnel. Such labor disputes could have an adverse effect on our business, financial condition or results of operations, could cause us to lose revenues and customers and might have permanent effects on our business.

Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc., which is a substantial customer of ours, could affect our future business results.

ALSTOM SA, the parent corporation of ALSTOM Transportation Inc., recently announced in filings with the United States Securities and Exchange Commission that “it is conducting an internal review assisted by external accountants and lawyers following receipt of letters earlier alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of Alstom Transportation.” In addition, ALSTOM SA has publicly reported that the United States Securities and Exchange Commission and the Federal Bureau of Investigation have opened informal investigations into ALSTOM Transportation Inc. Finally, ALSTOM SA has announced several initiatives to strengthen its balance sheet, including to meet upcoming debt maturities.

At September 30, 2003 our accounts receivable, as stated on our balance sheet, included in the aggregate approximately $6 million due from ALSTOM Transportation Inc. We have ongoing existing and potential business relationships with ALSTOM Transportation Inc. Although no assurances can be given, we do not currently believe that the announcements described in the preceding paragraph or any developments as a result thereof would materially adversely affect us.

From time to time we are engaged in contractual disputes with our customers.

From time to time, we are engaged in contractual disputes with our customers regarding routine delivery and performance issues as well as adjustments for design changes and related extra work. These disputes are generally resolved in the ordinary course of business without having a material adverse impact on us. We recently made two separate claims against one of our customers for $3.1 million and $3.6 million, respectively, of additional costs in connection with a contract. Our customer has responded with general assertions, provided without support or specificity, of delay damages and costs in the amounts of $26.1 million and $4.5 million, respectively. We believe that we have no liability with respect to these disputes.

Risks Relating to Our Indebtedness

Our substantial indebtedness could adversely affect our financial health.

We have a significant amount of indebtedness. At September 30, 2003, we have total net debt of $163.8 million.

Our substantial indebtedness could have important consequences to us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a disadvantage compared to competitors that have less debt; and

•	limit our ability to borrow additional funds.

The indenture for our $150 million 6 7/8% senior notes due 2013 and our credit agreement contain various covenants that limit our management’s discretion in the operation of our businesses.

The indenture governing the notes and our credit agreement contain various covenants that limit our management’s discretion by restricting our ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments; and

•	create liens.

Risks Associated with Purchasing Our Common Stock in this Offering

Sales of our Common Stock may have an adverse impact on the market price of our Common Stock.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline. Either of these circumstances could also limit our future ability to raise capital through an offering of equity securities.

The price of our common stock is subject to volatility, which may make it more difficult to realize a gain on your investment in our Common Stock.

Various factors, such as general economic changes in the financial markets, announcements or significant developments with respect to the global rail industry, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts’ estimates of our future performance or of that of our competitors or our industry, could cause the market price of our common stock to fluctuate substantially.

Risks Related To Our Former Auditor

Arthur Andersen LLP, our former auditor, audited certain financial information set forth and incorporated by reference in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

Arthur Andersen LLP completed its audit of our financial statements as of December 31, 2001 and for the three years then ended and issued its report with respect to such financial statements on February 18, 2002. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corporation.

In May 2002, both our audit committee and our board of directors approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditor for over 10 years. We had no disagreements required to be disclosed pursuant to Item 304 of Regulation S-K with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we incorporate by reference in this prospectus as of December 31, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, as set forth in their report. We include these financial statements in reliance on the authority of Arthur Andersen’s experience giving said report.

Arthur Andersen has stopped conducting business before the Securities and Exchange Commission, has ceased accounting and audit-related practice and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

USE OF PROCEEDS

Assuming the underwriters exercise their overallotment option in full, we will sell 726,900 shares of common stock and our net proceeds will be approximately $9.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use any net proceeds for general corporate purposes, including working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, funding of possible acquisitions or the satisfaction of other obligations. We will not receive any of the proceeds from the sale of the 4,846,000 shares of common stock by the selling stockholders.

DIVIDEND POLICY

Our credit agreement limits our ability to declare or pay cash dividends and prohibits us from making other distributions with certain exceptions. The indenture under which our 6 7/8% senior notes were issued also limits our ability to pay dividends.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the NYSE under the symbol WAB. The following table sets forth for the periods indicated the high and the low sales prices of our common stock, as reported on the NYSE Composite Tape, and the cash dividends declared per share for the periods indicated.

	Price Per Share		Dividends Per Share
	High	Low
2001
First Quarter	$14.50	$10.75	$0.01
Second Quarter	$15.00	$12.00	$0.01
Third Quarter	$15.24	$10.90	$0.01
Fourth Quarter	$13.25	$10.80	$0.01
2002
First Quarter	$15.48	$11.85	$0.01
Second Quarter	$15.99	$12.50	$0.01
Third Quarter	$14.15	$11.80	$0.01
Fourth Quarter	$14.73	$12.85	$0.01
2003
First Quarter	$14.28	$10.16	$0.01
Second Quarter	$14.97	$11.15	$0.01
Third Quarter	$16.83	$13.30	$0.01
Fourth Quarter (through November 10)	$18.44	$14.44	—

See the cover page of this prospectus for the last sales price of our common stock reported on the NYSE Composite Tape as of a recent date.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 and as adjusted to give effect to the issuance of $150 million of 6 7/8% senior notes due 2013 on July 23, 2003. This table should be read in conjunction with the consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Current Report on Form 8-K filed on October 22, 2003, and contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, each of which is incorporated by reference into this prospectus.

	June 30, 2003
(Dollars in thousands)	Actual	As Adjusted
Cash and cash equivalents	$8,705	$8,705

Debt (including current portion):
Five-year revolving credit facility(1)	$177,000	$30,375
6 7/8% senior notes due 2013	—	150,000
5 1/2% industrial revenue bond due 2008	4,572	4,572
Other	231	231

Total debt	181,803	185,178
Shareholders’ equity:
Common stock	654	654
Additional paid-in capital	272,703	272,703
Less-treasury stock, at cost	(272,983)	(272,983)
Retained earnings	241,614	241,614
Deferred compensation	270	270
Accumulated other comprehensive income (loss)	(22,807)	(22,807)

Total shareholders’ equity	219,451	219,451

Total book capitalization	$401,254	$404,629

(1)	Our $370.0 million revolving credit facility matures in November 2004. At June 30, 2003 we had available borrowing capacity, net of letters of credit, of approximately $171.0 million, subject to certain financial covenants. Subsequent to June 30, 2003 we reduced our revolving credit facility to $225.0 million.

SELECTED FINANCIAL DATA

The following selected financial data for the fiscal year ended December 31, 2002 are derived from our audited financial statements, which have been audited by Ernst & Young LLP, independent auditors. Such information is contained in and should be read in conjunction with the financial statements and accompanying notes included in our Annual Report on Form 10-K for such year, as amended by our Current Report on Form 8-K filed on October 22, 2003 and other information incorporated by reference in this prospectus. Our consolidated financial statements and schedules for the years ended December 31, 1998, 1999, 2000 and 2001 and for earlier years were audited by Arthur Andersen LLP. Because Arthur Andersen LLP has ceased accounting and auditing operations, we are unable to obtain a consent to incorporate their report into this prospectus. The selected financial data for the six months ended June 30, 2002 and the six and twelve months ended June 30, 2003 was derived from our unaudited interim financial statements, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and results of our operations for these periods. Operating results for the six and twelve months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The six month data should be read in conjunction with our Quarterly Reports on Form 10-Q for such periods. You should read the following information in conjunction with “Management’s discussion and analysis of financial condition and results of operations” in this prospectus and our consolidated financial statements and related notes incorporated in this prospectus by reference.

(Dollars in thousands,	Year ended December 31,					Six months ended June 30,		Twelve months ended June 30, 2003
except per share amounts)	1998	1999	2000	2001	2002	2002	2003
						(unaudited)		(unaudited)
Statement of operations:
Net sales(a)	$790,672	$844,079	$811,178	$783,698	$696,195	$357,133	$344,379	$683,441
Gross profit(b)	249,166	274,910	235,662	209,926	179,471	90,136	92,838	182,173
Merger and restructuring charge(c)	—	(42,903)	(18,202)	(3,723)	—	—	—	—
Income from operations(d)	117,320	87,752	77,791	54,058	47,534	23,767	26,143	49,910
Interest expense(e)	(38,228)	(44,109)	(43,649)	(33,501)	(18,072)	(10,889)	(4,797)	(11,980)
Income from continuing operations before income taxes and cumulative effect of accounting change(f)	90,315	44,071	37,918	18,427	23,904	11,373	17,537	30,068
Income tax expense(e)	(31,908)	(20,887)	(18,718)	(4,465)	(7,594)	(3,981)	(6,401)	(10,014)
Income from continuing operations before cumulative effect of accounting change	58,407	23,184	19,200	13,962	16,310	7,392	11,136	20,054
Income before cumulative effect of accounting change for goodwill(g)	73,851	36,623	25,393	61,780	16,184	7,044	11,209	20,349
Net income (loss)(h)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(54,619)	$11,209	$20,349
Earnings per share:
Continuing operations
Basic	$1.37	$0.54	$0.45	$0.33	$0.37	$0.17	$0.26	$0.46
Diluted	$1.32	$0.52	$0.45	$0.32	$0.37	$0.17	$0.26	$0.46
Net Income
Basic	$1.73	$0.85	$0.59	$1.44	$(1.05)	$(1.26)	$0.26	$0.47
Diluted	$1.67	$0.83	$0.59	$1.43	$(1.04)	$(1.25)	$0.26	$0.47
Weighted Average Common Shares Outstanding:
Basic	42,750	43,287	43,318	42,949	43,291	43,239	43,462	43,411
Fully Diluted	44,141	44,234	43,382	43,198	43,617	43,592	43,685	43,680

	Year ended December 31,					Six months ended June 30,		Twelve months ended June 30, 2003
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003
						(unaudited)		(unaudited)
Balance sheet data at end of period:
Total assets	$967,382	$966,676	$984,047	$729,952	$588,865	$705,228	$610,174	$610,174
Total debt	573,615	568,587	540,197	241,870	195,151	240,884	181,803	181,803
Total shareholders’ equity	144,076	181,878	196,371	245,271	199,262	257,146	219,451	219,451
Statement of cash flows data:
Net cash provided (used) by operating activities	$73,411	$77,389	$60,214	$119,097	$15,658	$(9,896)	$11,411	$36,965
Net cash provided by (used for) investing activities	(243,795)	(66,371)	(21,485)	227,413	(10,817)	(5,617)	(5,472)	(10,672)
Net cash provided by (used for) financing activities	161,941	(11,733)	(38,009)	(297,187)	(44,054)	75	(13,664)	(57,793)
Other financial data:
EBITDA, as defined(i)	$174,232	$134,911	$120,176	$132,807	$67,363	$34,927	$34,256	$66,692
Capital expenditures	$39,084	$24,067	$23,173	$20,674	$14,137	$5,897	$5,364	$13,604
Freight car builds	75,685	74,223	55,821	34,247	17,736	8,010	13,979	23,705
Locomotive builds	1,275	1,477	1,397	1,085	969	NA	NA	NA

(a)	Net sales decreased in 2001 and 2002 primarily due to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group.
(b)	In 2000, gross profit included charges for the merger and restructuring plan of $2.0 million and a legal settlement of $2.0 million.
(c)	In 2001, we completed a merger and restructuring plan with charges totaling $71.0 million pretax, with approximately $2.0 million of the charge expensed in 2001, $20.0 million in 2000 and $49.0 million in 1999. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions, and the evaluation of certain assets as to their perceived ongoing benefit to us. We began and completed a new restructuring plan for the Transit rail business in 2001. The new restructuring plan involved operational realignment and related workforce reductions. The charges for this totaled approximately $2.0 million pre-tax. Operations in 2002 still included much of the cost of integration in normal operations. The $2.0 million charge in 2001 also included costs associated with relocating several production operations from Chicago to Montreal, including severance costs for approximately 110 employees.
(d)	In 2001, includes charges for asset writedowns of $9.3 million consisting primarily of an asset impairment related to the locomotive lease fleet of $5.2 million, a writeoff of $1.8 million of an investment in Argentina and a $1.5 million writedown of a facility to its estimated realizable value, and severance costs of $1.7 million. Goodwill amortization was $6.9 million and $7.0 million in 2000 and 2001, respectively. There was no goodwill amortization in 2002.
(e)	In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which, among other things, eliminates the requirement to report certain extinguishments of debt as extraordinary items. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The provisions of this Statement were required to be adopted by the Company on January 1, 2003. In connection with the 6 7/8% senior notes offering, the Company adopted SFAS No. 145 effective January 1, 2003. Accordingly, the loss in extinguishment of debt of approximately $5.3 million (net of tax provision of approximately $2.0 million) in 1998, $1.3 million (net of tax provision of approximately $800,000) in 1999 and $1.2 million (net of tax provision of approximately $648,000) in 2002, all previously recorded as extraordinary items, have been reclassified as interest and income tax expense in the accompanying consolidated statements of operations and in other financial information.

(f)	In 2000, includes a gain on asset sales of $4.4 million. In 2001, includes a gain on asset sales of $685,000.
(g)	Reflects the gain on the sale of certain assets to GE Transportation Systems in 2001 and the writedown of other assets the company decided to exit.
(h)	Includes the items noted above, as well as the following: In 2000, a write-off of $5.1 million for a deferred tax asset relating to the termination of the Employee Stock Ownership Plan (ESOP). In 2001, a $2.0 million tax benefit for research and development tax credits. In 2002, a $61.7 million, net of tax, cumulative effect of accounting change for goodwill (which occurred in the quarter ended March 31, 2002).
(i)	“EBITDA” is defined as net income plus income taxes, interest expense, depreciation and amortization and cumulative effect of accounting change. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our ability to incur and service debt. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

EBITDA is derived from the statements of income as follows:

			Year ended December 31,			Six months ended June 30,		Twelve months ended June 30, 2003
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003
						(unaudited)		(unaudited)
Net income (loss)	$73,851	$36,623	$25,393	$61,780	$(45,479)	$(54,619)	$11,209	$20,349
Cumulative effect of accounting change for goodwill, net of tax	—	—	—	—	61,663	61,663	—	—
Income tax expense	31,908	20,887	18,718	4,465	7,594	3,981	6,401	10,014
Interest expense	38,228	44,109	43,649	33,501	18,072	10,889	4,797	11,980
Depreciation and amortization	30,245	33,292	32,416	33,061	25,513	13,013	11,849	24,349

EBITDA(1)	$174,232	$134,911	$120,176	$132,807	$67,363	$34,927	$34,256	$66,692

(1)	EBITDA, as presented above, includes the following items:

			Year ended December 31,			Six months ended June 30,		Twelve months ended June 30, 2003
(Dollars in thousands)	1998	1999	2000	2001	2002	2002	2003
						(unaudited)		(unaudited)
Income from discontinued operations, net of tax	$15,444	$13,439	$6,193	$6,360	$403	$181	$73	$295
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	41,458	(529)	(529)	—	—
Other income (expense), net	11,223	428	3,776	(2,130)	(5,558)	(1,505)	(3,809)	(7,862)

	$26,667	$13,867	$9,969	$45,688	$(5,684)	$(1,853)	$(3,736)	$(7,567)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the notes accompanying those statements, which are incorporated by reference in this prospectus.

Results of Operations

The following table sets forth certain information from our consolidated statements of operations for the years indicated.

	Year ended December 31,						Six months ended June 30,
(Dollars in thousands)	2000	%	2001	%	2002	%	2002	%	2003	%
							(unaudited)		(unaudited)
Net sales	$811,178	100.0%	$783,698	100.0%	$696,195	100.0%	$357,133	100.0%	$344,379	100.0%
Gross profit	235,662	29.1	209,926	26.8	179,471	25.8	90,136	25.2	92,838	27.0
Selling, general and administrative expenses	(94,757)	(11.7)	(96,723)	(12.3)	(93,023)	(13.4)	(46,954)	(13.2)	(48,136)	(14.0)
Merger and restructuring charge	(18,202)	(2.2)	(3,723)	(0.5)	—	—	—	—	—	—
Income from operations	77,791	9.6	54,058	6.9	47,534	6.8	23,767	6.7	26,143	7.6
Interest expense	(43,649)	(5.4)	(33,501)	(4.3)	(18,072)	(2.6)	(10,889)	(3.1)	(4,797)	(1.4)
Income from continuing operations before income taxes and cumulative effect of accounting change	37,918	4.7	18,427	2.4	23,904	3.4	11,373	3.2	17,537	5.1
Income from continuing operations before cumulative effect of accounting change	19,200	2.4	13,962	1.8	16,310	2.3	7,392	2.1	11,136	3.2
Income before cumulative effect of accounting change	25,393	3.1	61,780	7.9	16,184	2.3	7,044	2.0	11,209	3.3
Net income (loss)	$25,393	3.1%	$61,780	7.9%	$(45,479)	(6.5)%	$(54,619)	(15.3)%	$11,209	3.3%

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

	Six months ended June 30,
(Dollars in thousands)	2002	2003	Percent change
	(unaudited)
Net sales	$357,133	$344,379	(3.6)%
Income from operations	23,767	26,143	10.0
Net income (loss)	(54,619)	11,209	NA

In the first quarter of 2002, we completed the fair value assessments of goodwill and wrote down the carrying value of goodwill by $90.0 million ($83.2 million for the freight group and $6.8 million for the transit group), or $61.7 million net of tax, in accordance with the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets.” This event impacts the comparability of our results of operations and financial condition.

Net sales.    The following table sets forth our net sales by business segment:

	Six months ended June 30,
(Dollars in thousands)	2002	2003	Percent change
	(unaudited)
Freight Group	$215,367	$251,212	16.6%
Transit Group	141,766	93,167	(34.3)

Net Sales	$357,133	$344,379	(3.6)%

Net sales for the first six months of 2003 decreased $12.8 million, or 3.6%, as compared to the same period in 2002. The increased sales in the Freight Group were offset by lower sales in the Transit Group. The Freight Group’s increased sales reflected higher sales of components for new freight cars and locomotives and also higher aftermarket sales. Industry deliveries of new freight cars for the first six months increased to 13,979 units as compared to 8,010 in the same period in 2002. The Transit Group’s decreased sales were due to the completion of a contract to supply components for New York City subway cars in 2002 and lower aftermarket sales.

Gross profit.    Gross profit increased to $92.8 million in the first six months of 2003 compared to $90.1 million in the same period in 2002. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. Gross profit, as a percentage of sales, was 27.0% compared to 25.2% in the same period in 2002. The increase in gross profit percentage is primarily due to operating efficiencies and favorable product mix.

Operating expenses.    The following table sets forth our operating expenses for the period:

	Six months ended June 30,
(Dollars in thousands)	2002	2003	Percent change
	(unaudited)
Selling, general and administrative expenses	$46,954	$48,136	2.5%
Engineering expenses	16,581	16,514	(0.4)
Amortization expense	2,834	2,045	(27.8)

Total operating expense	$66,369	$66,695	0.5%

Operating expenses in total were virtually unchanged in the first six months of 2003 as compared to the same period in 2002, as an increase in selling, general and administrative expenses was offset by a decrease in amortization expense. Selling, general and administrative expenses increased due to higher insurance costs, both medical and general.

Operating income.    Operating income totaled $26.1 million (or 7.6% of sales) in the first six months of 2003 compared with $23.8 million (or 6.7% of sales) in the same period in 2002. Higher operating income resulted from increased margins in the first six months of 2003.

Interest expense.    Interest expense decreased 56% in the first six months of 2003 as compared to the same period in 2002 due to a substantial decrease in debt and interest rates. In July 2002, we repaid $175.0 million of senior notes through cash on hand and borrowings at lower rates under our revolving credit agreement.

Income taxes.    The effective income tax rate was 36.5% in the first six months of 2003 and 35.0% in the first six months of 2002. The increase in the effective tax rate was due to increased sales in various states, resulting in a higher effective state tax rate.

Net income.    Net income for the six-month period ending June 30, 2003 increased $65.8 million, compared with the same period in 2002. The results for 2002 include a $61.7 million, net of tax, write off of goodwill in accordance with the adoption of the SFAS No. 142. The remainder of the increase was due primarily to improved margins and lower interest expense.

Fiscal Year 2002 Compared to Fiscal Year 2001

Summary results of operations:

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percent change
Net sales	$783,698	$696,195	(11.2)%
Income from operations	54,058	47,534	(12.1)
Income before cumulative effect of accounting change	61,780	16,184	(73.8)
Net income	61,780	(45,479)	NA

A number of events occurred over the comparative period that impacted our results of operations and financial condition including:

•	In 2002, we completed fair value assessments of goodwill and wrote down the carrying value of goodwill by $90.0 million ($83.2 million for the Freight Group and $6.8 million for the Transit Group) in accordance with the adoption of SFAS No. 14.2 “Goodwill and Other Intangible Assets.”

•	In July 2002, we redeemed at par (face) $175.0 million of the 9.375% senior notes due in 2005 through the use of cash on hand and additional borrowings under the credit agreement. This redemption resulted in a non-cash loss of $1.9 million, relating to a write-off of deferred debt issuance costs which was recorded as interest expense.

•	In November 2001, we sold certain assets to GE Transportation Systems for $238.0 million in cash. The assets sold primarily included locomotive aftermarket products and services for which we were not the OEM. The sale resulted in an after-tax gain of $48.7 million.

•	In the fourth quarter of 2001, we decided to exit certain businesses. The net amount of these businesses was written down to their estimated realizable value. This resulted in a pre-tax charge of $9.3 million and an after-tax charge of $7.2 million.

Net sales.    The following table sets forth our net sales by business segment:

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percentage Change
	(unaudited)
Freight Group	$490,261	$443,443	(9.6)%
Transit Group	293,437	252,752	(13.9)

Net Sales	$783,698	$696,195	(11.2)%

Net sales for 2002 decreased $87.5 million or 11.2% to $696.2 million as compared to the prior period. Both the Freight Group and Transit Group had lower sales. The Freight Group’s decreased sales reflected lower sales of components for new freight cars and locomotives. In 2002, industry deliveries of new freight cars decreased to 17,736 units as compared to 34,247 in the same period in 2001. In 2002, industry deliveries of new locomotives decreased to 969 as compared to 1,085 in the same period in 2001. The Transit Group’s decreased sales were primarily due to the completion of a supply contract for New York City subway cars in the third quarter of 2002 and lower aftermarket sales.

Gross profit.    Gross profit decreased to $179.5 million (or 25.8% of sales) in 2002 compared to $209.9 million (or 26.8% of sales) in the same period of 2001. Gross profit is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $35.0 million in gross profit). The resulting favorable balance is principally a result of cost reductions.

Operating expenses.    The following table sets forth our operating expenses for the period.

	Year ended December 31,
(Dollars in thousands)	2001	2002	Percent change
Selling, general and administrative expense	$96,723	$93,023	(3.8)%
Merger and restructuring charges	3,723	—	NA
Engineering expenses	33,156	33,592	1.3
Asset writedowns	9,253	—	NA
Amortization expense	13,013	5,322	(59.1)

Total operating expense	$155,868	$131,937	(15.4)%

Operating expenses improved by $23.9 million in 2002 as compared to 2001. Included in operating expenses for 2001 were goodwill amortization (due to the required adoption of Financial Accounting Standard 142) of $7.0 million, $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001. The remaining decrease in operating expenses was due to a decrease in selling, general and administrative expenses.

Income from operations.    Income from operations totaled $47.5 million in 2002 compared with $54.1 million in 2001. Lower operating income resulted from decreased sales volumes in 2002.

Interest expense.    Interest expense decreased 46.1% in 2002 as compared to 2001, primarily due to a decrease in debt and lower interest rates. Debt, net of cash and equivalents, was $175.9 million at December 31, 2002 versus $187.9 million at the end of 2001.

Other income (expense).    We recorded foreign exchange losses of $1.2 million and $1.7 million, respectively, in 2002 and 2001 due to the continued strength of the dollar. Also in 2002, the Company wrote down a facility held for sale, resulting in a $2.0 million charge. These items were reported as other income (expense).

Income taxes.    The effective income tax rate for 2002 was 31.8% as compared to 24.2% in 2001. The 2002 rate included the effect of research and development and foreign tax credits ($772,000). The 2001 rate included the effect of substantial research and development tax credits ($2.0 million).

Net income.    Net income decreased $107.3 million, compared with the prior year. This change was primarily a result of the change in accounting for goodwill ($61.7 million) in 2002 and the gain on sale of discontinued operations ($41.5 million) in 2001. Income before the accounting change decreased $45.6 million, or 73.8%, compared with the prior year.

Fiscal Year 2001 Compared to Fiscal Year 2000

Summary results of operations:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percent change
Net sales	$811,178	$783,698	(3.4)%
Income from operations	77,791	54,058	(30.5)
Income before cumulative effect of accounting change	25,393	61,780	143.3
Net income	25,393	61,780	143.3

A number of events occurred over the comparative period that impacted our results of operations and financial condition including:

•	In 2001, we completed a merger and restructuring plan with charges totaling $71 million pre-tax, with approximately $2.0 million of the charge expensed in 2001 and $20 million in 2000. The plan involved the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions.

•	In the fourth quarter of 2001, we decided to exit certain business. These businesses were written down to their estimated realizable value. This resulted in a pre-tax charge of $9.3 million and an after-tax charge of $7.2 million.

•	In November 2001, we sold certain assets to GE Transportation Systems for $238.0 million in cash. The assets sold primarily included locomotive aftermarket products and services for which we were not the OEM. The sale resulted in an after-tax gain of $48.7 million.

Net sales.    The following table sets forth our net sales by business segment:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percentage Change
Freight Group	$532,889	$490,261	(8.0)%
Transit Group	278,289	293,437	5.4

Net Sales	$811,178	$783,698	(3.4)%

Net sales decreased $27.5 million or 3.4% to $783.7 million in 2001 from $811.2 million in 2000. This overall decrease was primarily attributable to decreased North American OEM freight car and locomotive component sales volumes and lower locomotive overhauls, all within the Freight Group. Sales volumes within the Freight Group reflected a softening OEM market for freight cars, with 34,247 freight cars delivered in 2001 compared to 55,821 in 2000. Partially offsetting these decreases were increases in Transit Group sales, due to increased shipments under the contract with the Metropolitan Transit Authority of New York.

Gross profit.    Gross profit decreased to $209.9 million (or 26.8% of sales) in 2001 compared to $235.7 million (or 29.1% of sales) in the same period of 2000. Gross margin is dependent on a number of factors including pricing, sales volume and product mix. The decrease in gross profit and margin is largely attributed to the effect of a decrease in sales volumes (approximately $11.0 million in gross profit). The balance is principally a result of changes to the sales mix primarily from a drop in the Freight Group of 8% offset by an increase in the Transit Group of 5% and overall pricing pressures in many product lines.

Operating expenses. The following table sets forth our operating expenses for the period:

	Year ended December 31,
(Dollars in thousands)	2000	2001	Percent change
Selling, general and administrative expenses	$94,757	$96,723	2.1%
Merger and restructuring charges	18,202	3,723	(79.5)
Engineering expenses	32,297	33,156	2.7
Asset writedowns	—	9,253	NA
Amortization expense	12,615	13,013	3.2

Total operating expense	$157,871	$155,868	(1.3)%

Total operating expenses as a percentage of net sales were 19.9% in 2001 as compared to 19.5% in 2000. Included in operating expenses were $9.3 million for asset writedowns, $3.7 million for merger and restructuring charges and $1.7 million for severance costs in 2001 and $18.2 million for 2000 merger and restructuring charges.

Income from operations.    Income from operations totaled $54.1 million in 2001 compared with $77.8 million in 2000. Lower operating income resulted from decreased sales volumes in the Freight Group and changes in product mix.

Interest expense.    Interest expense decreased 23.2% to $33.5 million in 2001 from $43.6 million in 2000. Debt, net of cash and equivalents, was $187.9 million at December 31, 2001 versus $534.1 million at the end of 2000. The decrease in interest expense was primarily due to the lower debt amount as a result of working capital management and the sale proceeds from GETS received in November 2001 (with payment of taxes on the gain deferred to 2002).

Other income (expense).    In 2001, the Company recorded foreign exchange losses of $1.7 million. In February 2000, the Company disposed of its transit electrification product line for $5.5 million in cash and recognized a gain of $4.4 million. These items were reported as other income (expense).

Income taxes.    The effective income tax rate for 2001 was 24.2% as compared to 49.4% in 2000. The 2001 rate included the effect of substantial research and development tax credits ($2.0 million). The 2000 rate included the effect of the one-time, non-cash write-off of the deferred tax asset ($5.1 million) relating to the termination of the 1995 established ESOP.

Net income.    Net income and income before the accounting change in 2001 each increased $36.4 million, or 143.3%, compared with 2000. Net income increased in 2001 primarily as a result of the asset sale to GETS which resulted in an after-tax gain of $48.7 million.

Liquidity and Capital Resources

Liquidity is provided primarily by operating cash flow and borrowings under our revolving credit facilities with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data.

	Year ended December 31,
(Dollars in thousands)	2000	2001	2002
Cash provided (used) by:
Operating activities	$60,214	$119,097	$15,658
Investing activities	(21,485)	227,413	(10,817)
Financing activities	(38,009)	(297,187)	(44,054)
EBITDA(1)	120,176	132,807	67,363

(1)	See footnote (i) to “Selected Financial Data” for a reconciliation of EBITDA to net income.

Operating cash flow in 2002 was $15.7 million as compared to $119.1 million in 2001. Working capital decreased $6.0 million in 2002, due to an inventory decrease of $16.0 million offset by a payables and accruals decrease of $10.0 million. In 2001, working capital decreased significantly primarily due to a decrease in accounts receivable and inventory. During 2002 and 2001, cash outlays for merger and restructuring activities were approximately $2.5 million and $6.8 million, respectively, and are reported as a reduction to cash provided by operating activities. Also, in 2002, $30.0 million was paid in taxes related to the gain on the sale of locomotive aftermarket assets to GETS in 2001.

Cash used for investing activities was $10.8 million versus cash generated by investing activities of $227.4 million in 2001. Included in 2001 was $238.0 million for the sale of businesses to GETS. In 2002, 2001 and

2000, we used $1.7 million, $3.7 million and $650,000, respectively, for certain business acquisitions. Capital expenditures in 2002, 2001 and 2000 for continuing operations were $14.1 million, $20.7 million and $23.2 million, respectively. The majority of capital expenditures for these periods relates to upgrades to existing equipment and replacement of existing equipment.

Cash used for financing activities was $44.1 million in 2002 versus $297.2 million in 2001. In 2002 and 2001, we reduced long-term debt by $45.9 million and $298.3 million, respectively. We repaid $175.0 million of senior notes in the third quarter of 2002 to take advantage of lower interest rates on our revolving credit agreement. Historically, we have financed the purchase of businesses utilizing cash flow generated from operations and amounts available under our credit agreement.

The following table sets forth our outstanding indebtedness at June 30, 2003 and 2002. The revolving credit note and other term loan interest rates are variable and dependent on market conditions.

	As of June 30,
(Dollars in thousands)	2002	Actual 2003	As Adjusted 2003
364-day revolving credit facility	$—	$—	$—
Five-year revolving credit facility	60,000	177,000	30,375
6.875% senior notes due 2013	—	—	150,000
9.375% senior notes due 2005	175,000	—	—
5.5% industrial revenue bond due 2008	5,237	4,572	4,572
Other	647	231	231

Total debt	240,884	181,803	185,178
Less-current portion	807	809	809

Long-term portion	$240,077	$180,994	$184,369

We believe, based on current levels of operations and forecasted earnings, cash flow and liquidity will be sufficient to fund our working capital and capital equipment needs as well as to meet our debt service requirements. If our sources of funds become inadequate to satisfy our cash requirements, we may need to refinance our existing debt or obtain additional financing. There is no assurance that such new financing alternatives would be available, and, in any case, such new financing, if available, would be expected to be more costly and burdensome than the debt agreements currently in place.

The following table summarizes our contractual obligations and commercial commitments at June 30, 2003 (without giving effect to the issuance of the 6 7/8% senior notes):

		Cash payments due by period
(Dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Total debt	$181,803	$809	$178,122	$597	$2,275
Capital lease obligations	324	298	26	—	—
Operating leases	37,098	5,788	9,707	6,897	14,706

Total contractual cash obligations	$219,225	$6,895	$187,855	$7,494	$16,981

Credit Agreement

At June 30, 2003, our current credit agreement provided a $275.0 million five-year revolving credit facility expiring in November 2004 and a 364-day $95.0 million convertible revolving credit facility maturing in November 2004, with an annual renewal in November 2003. At June 30, 2003, we had available bank borrowing capacity, net of letters of credit, of approximately $171.0 million, subject to certain financial covenant restrictions. After the issuance of the 6 7/8% senior notes, we reduced our revolving credit facility to $225.0 million.

Under the credit agreement, we may elect a base rate, an interest rate based on the London Interbank Offered Rates of Interest (“LIBOR”), a cost of funds rate and a bid rate. The credit agreement limits our ability to declare or pay cash dividends and prohibits us from declaring or making other distributions, subject to certain exceptions. The credit agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to cash flow ratio. The credit agreement contains customary events of default, including payment defaults, failure of representations or warranties to be true in any material respect, covenant defaults, defaults with respect to our other indebtedness, bankruptcy, certain judgments against us, ERISA defaults and “change of control” of the Company.

Credit agreement borrowings bear variable interest rates indexed to the indexes described above. To reduce the impact of interest rate changes on a portion of this variable-rate debt, we entered into interest rate swaps which effectively convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. In February 2003, we entered into swap contracts with respect to $40.0 million of the debt, which effectively changed our interest rate with respect to that portion to approximately 4.1%. We are exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions and we do not anticipate nonperformance.

We are currently negotiating the refinancing of our credit facility. We expect that our new credit facility will be a $175.0 million senior unsecured revolving credit facility with a subfacility for letters of credit of $75.0 million and a swingline subfacility of $10.0 million. We have the option to increase the total amount of the facility to $225.0 million with the consent of the agent. The agreement will limit our ability to declare or pay cash dividends and prohibit us from declaring or making other distributions, subject to certain exceptions. The agreement will contain various other covenants and restrictions similar to our current credit agreement and customary for an unsecured facility.

Industrial Revenue Bond

In July 1998, one of our subsidiaries entered into a 10-year $7.5 million debt obligation that bears an interest rate of 5.5% and is payable in monthly principal and interest installments. The proceeds of the bond provided financing for the purchase of a building used in our operations. At June 30, 2003, the total amount outstanding under the bond was approximately $4.6 million. The entire amount was repaid in September 2003.

Effects of Inflation

General price inflation has not had a material impact on our results of operations. Some of our labor contracts contain negotiated salary and benefit increases and others contain cost of living adjustment clauses, which would cause our cost to automatically increase if inflation were to become significant.

Critical Accounting Policies

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for derivatives, environmental matters, the testing of goodwill and other intangibles for impairment, proceeds on assets to be sold, pensions and other post-retirement benefits, and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare our financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the “Notes to consolidated financial statements” included in our Annual Report on Form 10-K for the year ended December 31, 2002.

A summary of our significant accounting policies is included in Note 2 in the “Notes to consolidated financial statements” included in our Annual Report on Form 10-K for the year ended December 31, 2002. Management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition.

In 2002, we adopted the new standard of accounting for goodwill and intangible assets with indefinite lives. The cumulative effect adjustment recognized on January 1, 2002, upon adoption of the new standard, was a charge of $61.7 million (after tax). Also in 2002, amortization ceased for goodwill and intangible assets with indefinite lives. Total amortization expense recognized was $5.3 million in 2002, $13.0 million in 2001 and $12.6 million in 2000. Additionally, goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill). We use a combination of a guideline public company market approach and a discounted cash flow model (“DCF model”) to determine the current fair value of the business. A number of significant assumptions and estimates are involved in the application of the DCF model to forecasted operating cash flows, including markets and market share, sales volume and pricing, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its business are estimated. However, actual fair values that could be realized in an actual transaction may differ from those used to evaluate the impairment of goodwill.

Other areas of significant judgments and estimates include the liabilities and expenses for pensions and other post-retirement benefits. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets.

The declines in equity markets and interest rates have had a negative impact on our pension plan liability and fair value of plan assets. As a result, the accumulated benefit obligation exceeded the fair value of plan assets at the end of 2002, which resulted in a $7.1 million, net of tax, charge to other comprehensive loss in the fourth quarter of 2002.

As a global company, we record an estimated liability or benefit for income and other taxes based on what we determine will likely be paid in various tax jurisdictions in which we operate. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. Management does not believe that such a charge would be material.

INDUSTRY OVERVIEW

Our operating results are strongly influenced by the level of activity, financial condition and capital spending plans of the global railroad industry, which in large part is driven by the overall health and growth prospects of the national and local economies in the markets we serve. In global freight rail markets, rail traffic, in terms of revenue ton-miles (defined as weight times distance traveled by Class I railroads) and carloadings, is a key factor underlying the demand for our products and services. Additionally, railroads continuously seek to increase the efficiency and productivity of their rail operations to improve profitability, which results in the purchase of new, more efficient equipment. In global transit markets, government investment in public transportation and ridership levels are key factors underlying the demand for our products and services.

Demand for North American locomotive and freight car products is driven by a number of factors, including:

•	Rail traffic revenue ton-miles and carloadings. In 2002, revenue ton-miles increased approximately 1% and car loadings decreased approximately 1% compared to 2001, which we believe reflect North America’s relatively slow economic growth during the year. In response to the slow economy and little growth in rail traffic, we believe railroads deferred maintenance on some of the existing locomotives and freight cars in their fleets, which reduced our aftermarket sales. As the economy and rail traffic strengthen, we expect that railroads may return to a more typical pattern of maintenance spending.

•	OEM demand for new locomotives. Currently, the active locomotive fleet in the North American market numbers approximately 20,000 units. The average number of new locomotives delivered in each of the past 10 years was about 1,000 annually. In 2002, deliveries of new, heavy-haul locomotives were 969, down from 1,085 in 2001. In 2003, we expect the industry to deliver about 700 new locomotives. Our expectation is that the locomotive market will exceed 1,000 units in 2004 as railroads opt to purchase new units before stricter U.S. federal government emissions standards take effect in January 2005.

•	OEM demand for new freight cars. Currently, the active freight car fleet in North America numbers approximately 1.3 million. The average number of new freight cars delivered in each of the past 10 years was about 50,000 annually. In 2002, new freight car deliveries were substantially below the 10-year average for the second consecutive year (17,736, compared to 34,247 in 2001), which we believe was due to abnormally high purchases in 1998-99 (about 75,000 units each year). Year to date results indicate that about 30,000 new cars will be delivered this year, well below average and below the 40,000 units we view as a normal replacement demand. It is our belief that the delivery rate for the next several years may increase, as railroads and leasing companies recognize the benefit of new technology and specialty cars designed to increase and maintain safety and efficiency.

Demand for North American transit products is driven by a number of factors, including:

•	Replacement; building and/or expansion programs of transit authorities. These programs are funded in part by national and local government programs. Currently, the U.S. federal government is considering a new spending proposal, known as SAFETEA, that would provide federal funding for transit projects for the fiscal years 2004-09. Although the amount of future funding is yet to be finalized, the current proposal calls for a funding level of about $7.2 billion in fiscal 2004 (about the same as in fiscal year 2003), with annual increases of about 2% per year through fiscal 2009. The amount of funding in the legislation will have an impact on the capital spending plans of transit authorities. In recent years, strong U.S. federal funding for transit projects has served as a countercyclical balance during the downturn in our freight rail markets.

The average annual number of new transit car deliveries over the past 10 years was about 600 units. Due to strong funding levels under previous federal legislation, transit authorities, particularly in New York City, have increased purchases of new vehicles in recent years. In 2002, for example, we believe 1,230 new transit cars were delivered. In 2003, we expect transit car deliveries to be about 700 units, reflecting the completion of a major order by the Metropolitan Transportation Authority of New York, which owns about 40% of the transit vehicles in North America. In late 2002, New York City placed another major order for new subway cars, with deliveries expected to begin in 2006. As a result, management expects the annual transit vehicle delivery rate to be in the range of 500-800 units for the next several years.

•	Ridership levels. Ridership on U.S. transit vehicles increased steadily from 1995-2001. In 2002, ridership decreased for the first time since 1995 due to higher unemployment levels in the U.S. The lower ridership level, as well as government funding cutbacks, negatively impacted aftermarket spending in 2002 and that trend has continued in 2003. We believe, however, that the current underspending will create a pent-up demand for maintenance and service work if ridership and funding levels increase in future years.

BUSINESS

Our Company

We are one of the largest providers in North America of value-added, technology-based equipment and services for the global rail industry. We believe we hold a greater than 50% market share in North America for our primary braking-related equipment and a number 1 or number 2 position in North America for most of our other principal products. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars and passenger transit vehicles. Our primary products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. We are a “Tier-1” supplier, with approximately 45% of our net sales in 2002 made directly to Original Equipment Manufacturers (OEMs), such as GE Transportation Systems (GETS), the Electro-Motive Division of General Motors Corporation (EMD), Bombardier Transportation, DaimlerChrysler Corporation and Trinity Transportation, Inc. In 2002, approximately 84% of our net sales were to customers in North America. For the twelve months ended June 30, 2003, our net sales and EBITDA, as defined, see page 25, were $683.4 million and $66.7 million, respectively. Net income and earnings per diluted share for the twelve months ended June 30, 2003 were $20.3 million and $0.47, respectively.

We provide our products and services through two principal business segments, the Freight Group and the Transit Group. The Freight Group manufactures and services components for new and existing freight cars and locomotives, while the Transit Group does the same for passenger transit vehicles, typically subways and buses. Both business segments serve OEMs and provide aftermarket services. In 2002, the Freight Group accounted for 64% of our total net sales, and the Transit Group accounted for the remaining 36%. In 2002, the Freight Group generated 34% of its net sales from OEMs and Class I railroads and 66% of its net sales from the aftermarket, while the Transit Group generated 69% of its net sales from OEMs and 31% of its net sales from the aftermarket. A summary of our leading product lines across both of our business segments is outlined below.

•      Brakes and related components

•      Brake assemblies

•      Draft gears, couplers and slack adjusters

•      Air compressors and dryers

•      Railway electronics, including event recorders, control and monitoring equipment, and end of train devices

•      Friction products

•      Rail and bus door assemblies

•      Heat exchangers and cooling systems

•      Sanitation systems and locomotive refrigerators

•      Switcher and commuter locomotives

•      Heating, ventilation and air conditioning systems

We manufacture, sell and service high-quality electronics for railroads in the form of on-board systems and braking for locomotives and freight cars. We design our products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Recently, we have concentrated our new product development on extending electronic technology to braking and control systems.

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation. Our new product development effort has focused on electronic technology for brakes and controls. Over the past several years, we introduced a number of significant new products including electronic brakes and Positive Train Control equipment that encompasses onboard digital data and global positioning communication protocols. The Transit Group also focuses on new product development and has introduced a number of new products during the past several years. Supported by our technical staff of over 500 engineers, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers. We currently own over 2,000 patents worldwide, 500 domestic patents, and over the last three years, we have filed for more than 150 U.S. patents in support of our evolving product lines.

Industry Environment

We expect increased demand for our products as the U.S. economy recovers, government transit spending increases and Class I railroads, utilities and leasing companies begin to reinvest in their fleets after deferring capital spending during the difficult U.S. economic environment since 2001. We anticipate that this increased capital spending will positively impact rail industry fundamentals, which have shown gradual improvement over the past few quarters, as evidenced by better-than-expected freight car orders and backlog. For example, freight car deliveries increased to 8,251 in the third quarter of 2003, an increase of 12% over the prior quarter and were up 68% from the prior year. The table below demonstrates the improving trends in the freight car segment of the rail industry:

	Number of Freight Cars
	Orders	Deliveries	Backlog
First quarter 2002	2,637	3,855	6,443
Second quarter 2002	6,973	4,155	9,281
Third quarter 2002	10,135	4,925	14,491
Fourth quarter 2002	8,712	4,801	18,402
First quarter 2003	11,767	6,614	24,055
Second quarter 2003	16,693	7,365	33,383
Third quarter 2003	6,726	8,251	31,858

Source: Railway Supply Institute.

In mid-2002, Metropolitan Transit Authority of New York awarded a $1.0 billion contract to ALSTOM Transportation Inc., in partnership with Kawasaki Rail Car, Inc., for the production of 660 transit cars with the option for an additional 1,040 cars priced at $1.4 billion, making it the largest such contract in New York City history. The cars are expected to be delivered beginning in 2006. WABCO Transit, a Wabtec division, has recently been awarded the contract, valued at $60 million, to be the exclusive supplier of brakes, couplers and current collectors for the base order of 660 cars. If New York City exercises the option for the additional 1,040 cars, the total value of this order could be $150 million. Design work on the contract has already started, with prototypes to be delivered in 2004. In addition, we continue to negotiate to supply door assemblies for the cars. Under previous contracts with Kawasaki Rail Car, Inc. and Bombardier Transportation, which were completed in 2002, we were the exclusive provider of brakes, doors, current collectors and couplers to 1630 transit cars for the Metropolitan Transit Authority of New York.

Separately, the U.S. Federal Government is considering a new proposal that would provide transportation funding of $7.2 billion in fiscal 2004, with 2% annual increases through 2009.

See “Risk factors-Recent announcements made by ALSTOM SA, the parent of ALSTOM Transportation Inc., which is a substantial customer of ours, could affect our future business results.”

Competitive Strengths

Our key strengths include:

•	Leading market positions in core products. Dating back to 1869 and George Westinghouse’s invention of the straight air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking system components to supplying integrated parts and assemblies for the locomotive through the end-of-train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, highly engineered compressors and heat exchange systems for locomotives and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, brake shoes and electronic end-of-train devices. Additionally, we are a leading provider of complete door assemblies and couplers for passenger and transit vehicles. Wabtec has a market share of approximately 50% in North America for our braking related equipment and has a number 1 or number 2 position in North American for most of its other product lines.

•	Breadth of product offering with a stable mix of OEM and aftermarket business. We believe our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. In addition, our existing installed base provides us with a competitive advantage in serving the aftermarket, as customers usually prefer the original product manufacturer to provide service and maintenance on products they purchase. Over the last several years, approximately 50% of our total net sales have come from our aftermarket products and services business.

•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice. With over 500 domestic patents and approximately 2,000 worldwide, our dedicated staff of over 500 engineers has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the federal transit authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the profitability of our customers, but also to improve the overall safety of the railways through continuous product improvement.

•	Significant barriers to entry. We believe that there are a number of company and industry-specific factors that represent meaningful barriers to entry:

•	Proprietary product offering. We have an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provide us with a competitive advantage.

•	Substantial installed base. We believe our installed base presents a meaningful barrier to entry in both the new product market and the aftermarket. As OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, new products must be designed to be interoperable with existing equipment. We believe our dedicated research and development staff and our comprehensive product offering enable us to leverage our installed base to maintain our leadership position with OEMs and the Class I railroads. Similarly, we believe our substantial installed base makes us a preferred supplier in the aftermarket, as end-users typically prefer to source performance and safety-related replacement parts and service from the original product supplier.

•	Regulatory nature of the rail industry. Oversight of the rail industry is governed by a number of federal regulatory agencies, including the National Transportation Safety Board (NTSB), the Federal Railroad Administration (FRA) and the Association of American Railroads (AAR). These groups mandate rigorous manufacturer certification and new product testing and approval processes that we believe are difficult for new entrants to cost-effectively and efficiently meet without the scale and extensive experience we possess.

•	Experienced management team. Our management team has over 150 years of combined experience with the Company, and has implemented numerous initiatives that have enabled us to manage the sharp cyclical downturn in the rail supply market in 2001 and 2002. Our management team has implemented the Wabtec Quality and Performance System (QPS), an ongoing program that focuses on “lean manufacturing” principles and continuous improvement across all aspects of our business. In addition, in 2001, we completed a plan to eliminate excess manufacturing capacity by closing several facilities, realigning operations, reducing head count and divesting certain non-core assets. Since 2000, we have also reduced our debt by approximately $350 million, lowering our percentage of net debt to book capitalization from 73% at December 31, 2000 to 42% at September 30, 2003. Through these kinds of initiatives, our management team has improved our cost structure, operating leverage and financial flexibility and placed us in an excellent position to benefit from growth opportunities in an improving operating environment.

Business Strategy

Our primary goal is to gain market share and operate efficiently by executing the following four-point plan:

•	Expand systems offerings as “Tier-1” supplier. We are currently a “Tier-1” supplier to OEMs in certain markets but desire to expand our business with these customers to become an even more integral part of their operations. We plan to focus on integrating our electronic, pneumatic and mechanical technologies within and across business units and combining them as a complete package. Increasingly, customers will be able to purchase complete assemblies from us, rather than purchasing individual components from multiple suppliers. This will likely improve reliability and reduce product integration issues. We expect this capability to strengthen our position against competitors that do not have the breadth and depth of our product line. In addition, we will have the opportunity to service these assemblies in the aftermarket as they require replacement, upgrade or repair. In this way, we expect to increase the installed base of our products over time.

•	Accelerate new product and service development. During the recent industry downturn, we maintained research and development spending at historical levels and continued to fund major development projects, and we will continue to emphasize research and development to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits for relatively low investments. In addition, we are focused on expanding the level and type of aftermarket services that we currently provide to customers. In this way, we expect to take advantage of the industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people, rather than maintaining and servicing their equipment.

•	Expand globally. Our net sales outside of North America totaled 16% for 2002, and we believe that international markets represent a significant opportunity for future growth. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees, and joint ventures with railway suppliers having a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, China, India, Russia, South Africa, South America and select areas within Europe.

•	Continuous improvement through lean principles. We intend to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through QPS and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, lead time and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product quality and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, we expect these lean initiatives to enable us to increase profit margins, which would improve cash flow and strengthen our ability to invest in new product and service programs.

Engineering and Development

Consistent with our strategy of using technology to develop new products, we are actively engaged in a variety of engineering and development activities. For the fiscal years ended December 31, 2002, 2001, and 2000, we incurred costs of approximately $33.6 million, $33.2 million and $32.3 million, respectively, on product development and improvement activities (exclusive of manufacturing support). Such expenditures represented approximately 4.8%, 4.2% and 4.0% of net sales for the same periods, respectively. From time to time, we conduct specific research projects in conjunction with universities, customers and other railroad product suppliers.

Our engineering and development program is largely focused upon train control and new braking technologies, with an emphasis on the application of electronics to traditional pneumatic equipment. Electronic actuation of braking has long been a part of our transit product line but interchangeability, connectivity and durability have presented problems to the industry in establishing electronics in freight railway applications. Efforts are proceeding in the enhancement of the major components for existing hard-wired braking equipment and development of new electronic technologies.

We use an electronic Product Development System (e-PDS) to develop and monitor all new product programs. The system requires the product development team to follow a consistent methodology throughout the development process, from concept to launch, to ensure the product will meet customer expectations and internal profitability targets.

Intellectual Property

We have numerous U.S. patents, patent applications pending and trademarks as well as foreign patents and trademarks throughout the world. We also rely on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property.

Certain trademarks, among them the name WABCO®, were acquired or licensed from American Standard Inc. in 1990 at the time of our acquisition of the North American operations of the Railway Products Group of American Standard.

We are a party, as licensor and licensee, to a variety of license agreements. We do not believe that any single license agreement is of material importance to our business as a whole.

We entered into a license agreement with SAB WABCO Holdings B.V. on December 31, 1993, pursuant to which SAB WABCO granted us a license to the intellectual property and know-how related to the manufacturing and marketing of certain disc brakes, tread brakes and low noise and resilient wheel products. SAB WABCO is a former affiliate of Wabtec, both having been owned by the same parent in the early 1990s. In 2002, SAB WABCO was purchased by Vestar Capital Partners IV, L.P., affiliates of Vestar Equity Partners, L.P. and Vestar Capital Partners, Inc., both of whom are selling shareholders in this offering. The SAB license expires on December 31, 2003, and we fully intend to renew it for additional one-year terms as provided in the license agreement.

We have issued licenses to the two sole suppliers of railway air brakes and related products in Japan, NABCO Ltd. and Mitsubishi Electric Company. The licensees pay annual license fees to us and also assist us by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. We believe that our relationships with these licensees have been beneficial to our core transit business and customer relationships in North America.

Customers

We have several key customers, including Original Equipment Manufacturers and Class I railroads. Our top five customers, Bombardier Transportation, GETS, EMD, Northeast Illinois Regional Commuter Railroad Corporation (METRA), and Kawasaki Rail Car, Inc., accounted for 30% of our net sales in 2002 and our top customer, Bombardier Transportation, represented 11% of consolidated sales in 2002 and 2001. We believe that we have strong relationships with all of our key customers.

Competition

We operate in a competitive marketplace. Price competition is strong and the existence of cost-conscious purchasers of a limited number has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. Our principal competitors vary to some extent across our principal product lines, but most competitors are smaller, privately held companies. Within North America, New York Air Brake Company, a subsidiary of the German air brake producer Knorr-Bremse AG, is our principal overall OEM competitor. Our competition for locomotive, freight and passenger transit service and repair business is primarily from the railroads’ and passenger transit authorities’ in-house operations, EMD and GETS, and New York Air Brake/Knorr.

Employees

At September 30, 2003, we had 4,459 full time employees, approximately 35% of whom are unionized. A majority of the employees subject to collective bargaining agreements are within North America and these agreements are generally effective through late 2004, 2005 and 2006.

We consider our relations with our employees and union representation to be good, but cannot assure that future contract negotiations will be favorable to us.

Facilities

The following table provides certain summary information with respect to the principal facilities owned or leased by the Company. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the below facilities are long-term and generally include options to renew. The Company’s corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
Domestic
Wilmerding, PA	Manufacturing/Service	Freight Group	Own	365,000	(1)
Boise, ID	Manufacturing	Freight Group	Own	294,700
Lexington, TN	Manufacturing	Freight Group	Own	170,000
Jackson, TN	Manufacturing	Freight Group	Own	150,000
Chicago, IL	Manufacturing	Freight Group	Own	111,500
Laurinburg, NC	Manufacturing	Freight Group	Own	105,000
Mountaintop, PA	Idle(2)	Freight Group	Own	225,000
Greensburg, PA	Manufacturing	Freight Group	Own	97,800
Germantown, MD	Manufacturing/Service	Freight Group	Own	80,000
Willits, CA	Manufacturing	Freight Group	Own	70,000
St. Louis, MO.	Idle(2)	Freight Group	Own	62,000
Kansas City, MO	Service Center	Freight Group	Lease	55,900
Cedar Rapids, IA	Manufacturing	Freight Group	Lease	37,000
Racine, WI	Engineering/Office	Freight Group	Lease	32,500
Carson City, NV	Service Center	Freight Group	Lease	22,000
Chicago, IL	Service Center	Freight Group	Lease	19,200
Columbia, SC	Service Center	Freight Group	Lease	40,250
Niles, IL	Idle(3)	Transit Group	Own	355,300
Spartanburg, SC	Manufacturing/Service	Transit Group	Lease	183,600
Buffalo Grove, IL	Manufacturing	Transit Group	Lease	115,570
Plattsburgh, NY	Manufacturing	Transit Group	Lease	64,000
Elmsford, NY	Service Center	Transit Group	Lease	28,000
Baltimore, MD	Service Center	Transit Group	Lease	7,200
Richmond, CA	Service Center	Transit Group	Lease	5,400
Sun Valley, CA	Service Center	Transit Group	Lease	4,000
Atlanta, GA	Service Center	Transit Group	Lease	1,200

Location	Primary Use	Primary Segment	Own/Lease	Approximate Square Feet
International
Doncaster, UK	Manufacturing/Service	Freight Group	Own	330,000
Stoney Creek, (Ontario), Canada	Manufacturing/Service	Freight Group	Own	189,200
Wallaceburg, (Ontario), Canada	Foundry	Freight Group	Own	127,600
Wetherill Park, Australia	Manufacturing	Freight Group	Lease	73,100
San Luis Potosi, Mexico	Manufacturing	Freight Group	Own	48,600
Calgary, (Alberta), Canada	Manufacturing	Freight Group	Own	38,000
Kolkatta, India	Manufacturing	Freight Group	Lease	32,000
Schweighouse, France	Manufacturing	Freight Group	Lease	30,000
Tottenham, Australia	Manufacturing	Freight Group	Lease	26,900
San Luis Potosi, Mexico	Foundry	Freight Group	Own	24,500
Sydney, Australia	Sales Office	Freight Group	Lease	11,250
St. Laurent, (Quebec), Canada	Manufacturing	Transit Group	Own	106,000
Jiangsu, China	Manufacturing	Transit Group	Own	80,000
Sassuolo, Italy	Manufacturing	Transit Group	Lease	30,000
Pointe-aux-Trembles, (Quebec), Canada	Manufacturing	Transit Group	Lease	20,000
Burton on Trent, UK	Manufacturing	Transit Group	Lease	18,000
Etobicoke, (Ontario), Canada	Service Center	Transit Group	Lease	3,800

(1)	Approximately 250,000 square feet are currently used in connection with the Company’s corporate and manufacturing operations. The remainder is leased to third parties.
(2)	This property is listed for sale.
(3)	This property is under contract for sale.

Backlog

We maintain a backlog of customer orders, although a majority of our revenues are derived from aftermarket sales, which typically carry lead times of less than 30 days. As such, the backlog is not an important indicator of aftermarket activity.

Our contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Substantial scope-of-work adjustments are common. For these and other reasons, completion of our backlog may be delayed or cancelled and backlog should not be relied upon as an indicator of our future performance. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of alternative modes of transportation.

The backlog of customer orders as of December 31, 2002 and the expected year of completion was as follows:

(Dollars in thousands)	Total backlog December 31, 2002	Year of Completion
		2003	Other Years
Freight Group	$237,654	$151,583	$86,071
Transit Group	$180,942	127,002	53,940

Total	$418,596	$278,585	$140,011

At September 30, 2003, the Company reported the following backlog figures: Freight Group, $198 million; Transit Group, $296 million; Total, $494 million.

Legal Proceedings

From time to time, we are party to various legal actions in the normal course of our business. We believe that we are not party to any litigation that, if adversely determined, would have a material adverse effect on our business, financial conditions and result of operations.

We are subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. We believe our operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Actions have been filed against us and certain of our affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Since 2000, the number of such claims has increased. Most of these claims have been made against our wholly-owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC before we acquired American Standard, Inc.’s (ASI) 50% interest in RFPC in 1990. We acquired the remaining interest in RFPC in 1992. These claims include a suit against RFPC by ASI seeking contribution and indemnity for asbestos claims brought against ASI that ASI alleges claim exposure to RFPC’s product.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retained the liabilities for the asbestos-containing products at issue. Neither we nor our affiliates have to date incurred material costs related to these asbestos claims. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated with certainty.

On November 3, 2000, we settled a suit brought against us in 1999 by GE-Harris Railway Electronics, L.L.C. and GE-Harris Railway Electronics Services, L.L.C. (collectively “GE-Harris”). On September 20, 2002, a motion in that lawsuit was filed by the successor to GE Harris, GE Transportation Services Global Signaling, L.L.C. (“GETS-GS”). The motion by GETS-GS contends that we are acting beyond authority granted in the parties’ November 2000 settlement and license agreement and in contempt of the consent order that concluded the suit at that time. In support of its motion, GETS-GS points principally to sales and offers to sell certain railway brake equipment, including distributed power equipment, to Australian customers. GETS-GS is seeking substantial money damages and has claimed a significant business loss. A two day hearing was held on GETS- GS’ motion in May, 2003. The parties completed and filed all post-hearing papers on August 28, 2003. Barring a settlement agreement in the interim, the parties are awaiting the court’s decision and opinion on the motion.

MANAGEMENT

Executive Officers and Directors

The following table provides information concerning our executive officers and directors. Messrs. Brooks, Kassling and Miscoll will serve as directors until the 2004 annual meeting of stockholders and until their successors have been duly elected and qualified. Messrs. Fernandez, Foster and Napier will serve as directors until the 2005 annual meeting of the stockholders and until their successors have been duly elected and qualified. Messrs. Davies, Davis and Howell will serve as directors until the 2006 annual meeting of stockholders and until their successors have been duly elected and qualified. The executive officers are elected annually by our Board of Directors at an organizational meeting which is held immediately after each annual meeting of stockholders and serve at the discretion of the Board of Directors.

Name	Age	Position
William E. Kassling	59	Director and Chairman of the Board
Emilio A. Fernandez	59	Director and Vice Chairman
Gregory T. H. Davies	56	Director, President and Chief Executive Officer
Robert J. Brooks	59	Director and Executive Vice President – Strategic Development
Alvaro Garcia-Tunon	51	Senior Vice President, Chief Financial Officer and Secretary
Anthony J. Carpani	51	Vice President, Group Executive, Friction
Paul E. Golden	34	Vice President, Group Executive, Freight
Timothy J. Logan	50	Vice President, International
Gary P. Prasser	46	Vice President, Group Executive
George A. Socher	55	Vice President, Internal Audit and Taxation
Scott E. Wahlstrom	40	Vice President, Human Resources
Timothy R. Wesley	42	Vice President, Investor Relations and Corporate Communications
Kim G. Davis	49	Director
Lee B. Foster, II	56	Director
James P. Miscoll	69	Director
James V. Napier	66	Director
Michael W. D. Howell	56	Director

William E. Kassling has been a director and Chairman of the Board of Directors since 1990 and served as Chief Executive Officer until February 2001. Mr. Kassling was also President of WABCO from 1990 through February 1998. From 1984 until 1990 he headed the Railway Products Group of American Standard Inc. Between 1980 and 1984 he headed American Standard’s Building Specialties Group and between 1978 and 1980 he headed Business Planning for American Standard. Mr. Kassling is a director of Aearo Corporation, Scientific-Atlanta, Inc. and Parker Hannifin Corporation.

Emilio A. Fernandez has served as Vice Chairman of the Company since March 1998. He has been a Director of the Company since our January 1995 acquisition of Pulse Electronics, Inc. which he co-founded in 1975. From 1997 to February 1998 he was Executive Vice President of the Company.

Gregory T. H. Davies has served as a director since February 1999 and Chief Executive Officer since February 2001. Mr. Davies joined us in March 1998 as President and Chief Operating Officer. Prior to March 1998, Mr. Davies had been with Danaher Corporation since 1988, where he was Vice President and Group Executive responsible for its Jacobs Vehicle Systems, Delta Consolidated Industries and A.L. Hyde Corporation operating units. Prior to that, he held executive positions at Cummins Engine Company and Ford Motor Company.

Robert J. Brooks has served as a director since 1990 and Executive Vice President-Strategic Development since March 2003. Mr. Brooks was Executive Vice President, Chief Financial Officer and Secretary of the Company from 1990 until March 2003. From 1986 until 1990 he served as worldwide Vice President, Finance for the Railway Products Group of American Standard, Inc. Mr. Brooks is a director of Crucible Materials Corporation.

Alvaro Garcia-Tunon has been Senior Vice President, Chief Financial Officer and Secretary of the Company since March 2003. Mr. Garcia-Tunon was Senior Vice President, Finance of the Company from November 1999 until March 2003 and Treasurer of the Company from August 1995 until November 1999. From 1990 until August 1995, Mr. Garcia-Tunon was Vice President of Business Development of Pulse Electronics, Inc.

Anthony J. Carpani has been Vice President, Group Executive, Friction since June 2000. Previously, Mr. Carpani was Managing Director of our Australian based subsidiary, F.I.P. Ltd. (formerly known as Futuris Brakes, International) from 1992 until June 2000.

Paul E. Golden has been Vice President, Group Executive, Freight since February of 2001. Prior to that, he was President of the Company’s Cardwell Westinghouse business unit from November 1999 until February of 2001. Previously, Mr. Golden served as Vice President and General Manager of the Cardwell Westinghouse business unit and as Director of WABCO Performance Systems from June 1998 until November 1999. Prior to 1998, Mr. Golden held management and operations positions with Danaher Corporation and Federal-Mogul Corporation.

Timothy J. Logan has been the Vice President, International since August 1996. Previously, from 1987 until August 1996, Mr. Logan was Vice President, International Operations for Ajax Magnethermic Corporation and from 1983 until 1987 he was President of Ajax Magnethermic Canada, Ltd.

Gary P. Prasser has served as Vice President, Group Executive since September 2003. From January 1996 to July 1999, Mr. Prasser was President of Joslyn Manufacturing, a subsidiary of Danaher Corporation. He joined Wabtec in August 1999 and served as President of the Company’s Motor Coils subsidiary from November 1999 to October 2001. From October 2001 to September 2003, he served as President of the Company’s Cardwell Westinghouse business unit and Vice President, Manufacturing of the Company’s Freight Group.

George A. Socher has been Vice President, Internal Audit and Taxation of the Company since November 1999. From July 1995 until November 1999 Mr. Socher was Vice President and Corporate Controller of the Company. From 1994 until June 1995, Mr. Socher was Corporate Controller and Chief Accounting Officer of Sulcus Computer Corp. From 1988 until 1994 he was Corporate Controller of Stuart Medical, Inc.

Scott E. Wahlstrom has been Vice President, Human Resources since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries, Inc. from August 1996 until November 1999. From September of 1994 until August of 1996, Mr. Wahlstrom served as Director of Human Resources for MotivePower Industries, Inc.

Timothy R. Wesley has been Vice President, Investor Relations and Corporate Communications since November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999. From February 1995 until August 1996, he served as Director, Investor and Public Relations of MotivePower Industries, Inc. From 1993 until February 1995, Mr. Wesley served as Director, Investor and Public Relations of Michael Baker Corporation.

Kim G. Davis has served as a director since 1997. Since 1998 Mr. Davis has been a Managing Director of Charlesbank Capital Partners, LLC, the investment advisor to Charlesbank Equity Fund II, Limited Partnership, which is the successor to Harvard Private Capital Holdings, Inc. Mr. Davis was the General Partner of Coral Reef Capital, LLC from prior to 1997 to February 1998. Mr. Davis also serves as a director of Shoppers Drug Mart Corporation.

Lee B. Foster, II has served as a director since 1999. Mr. Foster has served as Chairman of L.B. Foster Company since 1998, and was the Chief Executive Officer of L.B. Foster Company from 1994 to 2001. Mr. Foster also served as President of L.B. Foster Company from 1994 to 2000. He also serves as a director of L.B. Foster Company.

James P. Miscoll has served as a director since 1999. Mr. Miscoll has been an independent businessman since prior to 1994 and has held various positions with Bank of America since 1962, including Vice Chairman from 1984 through his retirement in 1992. Mr. Miscoll is also a director of MK Gold Company and 21St Century Industries. He is also a senior advisor to AIG.

James V. Napier has served as a director since 1995. Mr. Napier has served as the Chairman of Scientific-Atlanta, Inc. since July 1994, and served as Chairman and interim Chief Executive Officer of Scientific-Atlanta, Inc. from November 1993 to July 1994. Mr. Napier also serves as a director of Scientific-Atlanta, Inc., Engelhard Corporation, Vulcan Materials Company, McKesson Corporation, Personnel Group of America, Inc. and Intelligent Systems, Inc.

Michael W. D. Howell has served as a director since May 2003. Mr. Howell has served as the Chief Executive Officer of Transport Initiatives Edinburgh Limited since May 2002. He previously served as the Chairman of FPT Group Limited from April 1998 to March 2002. He is also a director for Arlington Capital Management (CI) Limited.

CERTAIN RELATED TRANSACTIONS

Stockholders Agreement

Wabtec, certain members of management, Vestar Equity Partners, L.P., Charlesbank Equity Fund II, Limited Partnership, and American Industrial Partners Capital Fund II L.P. executed a Stockholders Agreement in 1997 that provides for certain of the parties to have the right to designate a director of Wabtec if such party maintains a specified level of ownership in Wabtec common stock.

Registration Rights Agreement

Wabtec, certain members of management and the Board, Vestar Equity Partners, L.P., Vestar Capital Partners, Inc., Charlesbank Equity Fund II, Limited Partnership and American Industrial Partners Fund II, L.P. executed an agreement in 1997 that provided Charlesbank and Vestar the right to demand registration of their shares to allow public sale. All parties have rights to register their shares if Wabtec is registering shares for sale.

The selling stockholders’ shares are being registered and sold pursuant to their registration rights. Wabtec is paying the expenses in connection with the offering but is not paying the underwriting discounts and commissions with respect to the shares being sold by the selling stockholders.

SELLING STOCKHOLDERS

The following table provides information about the beneficial ownership of our common stock by the selling stockholders as of October 20, 2003 including the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder, the number of shares of common stock being offered for sale by each selling stockholder, the number of shares and the percentage of common stock to be beneficially owned by each selling stockholder after the completion of the offering, and any material relationship which each selling stockholder has had with us during the past three years. The information provided in the table below with respect to each selling stockholder has been obtained from the selling stockholder, and we have not sought to verify this information.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned by the Selling Stockholder Prior to the Offering	Number of Shares of Common Stock Offered	Shares Beneficially Owned After Offering
Charlesbank Equity Fund II, Limited Partnership(1)	2,406,000	2,406,000	-0-
Vestar Equity Partners, L.P.(2)	2,400,000	2,400,000	-0-
Vestar Capital Partners, Inc.(2)	40,000	40,000	-0-

1.	Charlesbank Equity Fund II, Limited Partnership is the successor to Harvard Private Capital Holdings, Inc. Charlesbank Capital Partners, LLC is the investment advisor to Fund II and an investment manager at Harvard Private Capital Holdings, Inc.
2.	Vestar Equity Partners, L.P. owns 2,400,000 shares of Common Stock for its own account. Vestar Equity Partners, L.P. is controlled by its sole general partner, Vestar Associates, L.P., and Vestar Associates, L.P. is controlled by its sole general partner, Vestar Associates Corporation. As a result, Vestar Associates, L.P. and Vestar Associates Corporation may be deemed to beneficially own the shares of Common Stock owned by Vestar Equity Partners, L.P. Vestar Capital Partners, Inc. owns 40,000 shares of Common Stock for its own account.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock is 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 20, 2003, 43,762,694 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

The following discussion describes certain provisions of our restated certificate of incorporation, as amended, and is intended as a summary only and is qualified in its entirety by reference to the provisions of our restated certificate of incorporation, which is incorporated herein by reference, and to Delaware law.

Common Stock

Each outstanding share of Wabtec common stock is entitled to one vote per share on any matter submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights in connection with the election of directors. Our board of directors is divided into three classes whose terms of office end in successive years.

All outstanding shares of Wabtec common stock are fully paid and nonassessable. Shares of our common stock are not redeemable, and the holders of our common stock do not have any preemptive or other subscription rights to purchase any securities of the Company.

Subject to Delaware law, the rights of the holders of any shares of preferred stock that may be issued in the future and limitations in certain debt instruments, holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of shares of common stock will be entitled to share ratably in all assets remaining after payment or provision for payment of debts or other liabilities of the Company and the liquidation preference of any outstanding shares of preferred stock.

Preferred Stock

The Board of Directors has the authority to issue the preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any vote or action by the stockholders of the Company. Following consummation of this offering, no shares of preferred stock will be outstanding.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to exceptions set forth in that section, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include generally:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder except upon the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such composition, upon a merger of a parent and a subsidiary, or upon an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 302 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Credit Suisse First Boston LLC	1,938,400
Morgan Stanley & Co. Incorporated	1,938,400
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	484,600
Morgan Keegan & Company, Inc.	484,600

Total	4,846,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to some other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters propose initially to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $0.10 a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 726,900 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $81,810,172, the total underwriters’ discounts and commissions would be $4,090,509 and the total proceeds to us and the selling stockholders would be $77,719,663.

The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders and us with the over-allotment and without the over-allotment.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0	$0.734	$0	$533,545
Underwriting Discounts and Commissions paid by selling stockholders	$0.734	$0.734	$3,556,964	$3,556,964

We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be approximately $250,000 and will be payable by us.

We, our directors and executive officers and certain affiliates and the selling stockholders have agreed, subject to certain exceptions, that without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus, without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any security convertible into or exercisable or exchangeable for our common stock or publicly disclose the intention to make any offer, pledge, sale or other disposition;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or publicly disclose the intention to enter into any swap, hedge or other arrangement, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the previous paragraph do not apply, in the case of Wabtec, to:

•	the issuance of options or shares under our existing stock option and other employee benefit plans on the date of this prospectus;

•	the issuance of shares in connection with any acquisitions, mergers or strategic investments that we enter into, subject to the requirement that parties receiving shares in such transactions agree to be bound by the same restrictions as those set forth in the previous paragraph for the remainder of the 90-day period; or

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant, or the conversion of a security, in each case which is outstanding on the date of this prospectus and of which the underwriters previously have been advised in writing.

The restrictions also do not apply to the exercise of the options held by one director of Wabtec to purchase 100,000 shares and the sale of those shares upon the exercise of the options.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the sources of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and general financing and banking services to us, our affiliates, the selling shareholders and their affiliates in the ordinary course of business, for which they have in the past received, and may in the future receive, customary fees. In addition, an affiliate of Credit Suisse First Boston LLC is a lender under our current credit facility and will receive customary fees relating thereto.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute payments the underwriters may be required to make in respect of those liabilities.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock offered hereby have been passed upon for us by Reed Smith LLP, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2002 and for the year then ended, incorporated by reference in this prospectus, and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in this prospectus, and in the Registration Statement and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (No. 333-109909) under the Securities Act of 1933, which we refer to as the Securities Act, relating to the shares of common stock offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.wabtec.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 Because our common stock is listed on the NYSE, you may also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by the Company’s Current Report on Form 8-K filed on October 22, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	Current Reports on Form 8-K dated July 11, 2003, July 25, 2003 and October 22, 2003.

You may request a copy of these filings at no cost by writing to us at the following mailing address or telephoning us at the following number: Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148, Attention: Vice President Investor Relations (telephone number 412-825-1000).